Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(1)
Commission File No. 333-122754

1,550,000 Shares
Ready Mix, Inc.

Common Stock

        This is an initial public offering of 1,550,000 shares of our common stock.

        No public market currently exists for our common stock. The initial public offering price of our common stock is $11.00 per share. Our common stock has been approved for quotation on the American Stock Exchange under the symbol "RMX."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

	Per Share	Total
Public offering price	$11.00	$17,050,000
Underwriting discounts and commissions(1)	$.88	$1,364,000
Proceeds to us before offering expenses	$10.12	$15,686,000

(1)
Does not reflect additional compensation to the underwriters in the form of a non-accountable expense allowance of 2% of the total offering price (excluding the over-allotment option) and warrants to purchase up to 7 1/2% of the total number of shares sold in this offering (excluding the over-allotment option) at an exercise price equal to 120% of the public offering price. See "Underwriting."

        The underwriters have a 45-day option to purchase up to an additional 232,500 shares of common stock from us to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about August 29, 2005.

Ladenburg Thalmann & Co. Inc.	Wunderlich Securities, Inc.

August 23, 2005

        You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        Until September 17, 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their overallotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options. Unless otherwise noted, all share amounts have been adjusted to give effect to a 810 for 1 stock split that will become effective prior to the closing of this offering.

Business Overview

        Since 1997 we have provided ready-mix concrete products to the construction industry. We currently operate two ready-mix concrete plants in the metropolitan Phoenix, Arizona area, two ready-mix concrete plants in the metropolitan Las Vegas, Nevada area and one ready-mix concrete plant in Moapa, Nevada. Since 2000, the Phoenix and Las Vegas markets have been among the fastest growing metropolitan markets in the United States. We also operate a sand and gravel crushing and screening facility in Moapa, Nevada which provides raw materials for our Las Vegas and Moapa concrete plants. Our operations consist principally of formulating and preparing ready-mix concrete and deploying our fleet of 146 ready-mix concrete mixing trucks to deliver ready-mix concrete to the job sites of our customers.

        Ready-mix concrete is an important building material used in the vast majority of commercial, residential and public works construction projects. Ready-mix concrete generally becomes difficult to place after 90 minutes from mixing and is costly to transport. Accordingly, the market for a permanently installed ready-mix concrete plant is generally limited to an area within a 25-mile radius of its location. Our customers rely on our ability to fulfill their order requirements consistently and on a timely basis. We also provide services intended to reduce our customers' overall construction costs by lowering the installed, or "in-place," cost of concrete. These services include the formulation of mixtures for specific design uses, on-site and lab-based product quality control and customized delivery programs to meet our customers' needs. In addition to the advantage we gain from having a price competitive product, our marketing efforts primarily target general contractors, developers and home builders whose focus extends beyond the price of ready-mix concrete to product quality and consistency and the reduction of in-place concrete costs.

Industry Overview

        We believe more than 2,500 producers of ready-mix concrete such as ourselves operate approximately 6,000 ready-mix plants in the United States. Annual domestic usage of ready-mix concrete is approximately 400 million cubic yards, or $30 billion. The total concrete market closely mirrors the trends of the total cement market and total construction market. In 2004, the construction industry reported its strongest year since the late 1990's with an estimated growth rate of 9%. Recent industry publications report that economists are predicting that 2005 will set a new record for overall construction volume, growing from 2% to 6% year over year. We believe the continued growth in the ready-mix industry will continue due to three driving factors:

  •
  increased level of industry-wide promotional and marketing activities;

  •
  development of new and innovative uses for ready-mix concrete; and

  •
  enactment of federal highway funding legislation.

Business Strategy

        Our objective is to expand the geographic scope of our operations, initially within the metropolitan areas of Las Vegas, Nevada and Phoenix, Arizona, to become a leading value-added provider of ready-mix concrete and related services in each market. We plan to achieve this objective by:

  •
  increasing our operating assets and marketing presence within our two existing metropolitan markets;

  •
  expanding beyond the metropolitan areas of our two existing markets but initially within the states of Nevada and Arizona; and

  •
  continuing our operating strategy aimed at increasing revenue growth and market share, achieving cost efficiencies and enhancing profitability.

About Us

        We were incorporated in Nevada in June 1996 and are owned and controlled by Meadow Valley Corporation a publicly traded Nasdaq SmallCap listed company trading under the symbol "MVCO." Meadow Valley is based in Phoenix, Arizona, and, through its wholly owned subsidiary, Meadow Valley Contractors, Inc., is engaged in the construction industry as both a provider of construction services and, through us, as a supplier of construction materials. Meadow Valley's construction services segment specializes in structural concrete construction of highway bridges and overpasses, and the paving of highways and airport runways. Meadow Valley accounted for less than 1% of our revenue during the prior two calendar years. Our headquarters are located at 3430 East Flamingo Road, Suite 100, Las Vegas, Nevada 89121, and our telephone number is (702) 433-2090. Our Internet address is www.readymixinc.com. Information on our website does not constitute a part of this prospectus.

The Offering

Common stock outstanding prior to the offering	2,025,000 shares
Common stock offered	1,550,000 shares
Common stock to be outstanding after the offering(1)	3,575,000 shares
Use of Proceeds	Purchase of plant and equipment, repayment of debt to Meadow Valley and working capital.
Risk Factors	Please read "Risk Factors" for a discussion of factors you should consider before investing in our common stock.
American Stock Exchange symbol	RMX

(1)
Based on the number of shares of common stock outstanding on June 30, 2005 and excludes 232,875 shares subject to outstanding options under our 2005 Equity Incentive Plan and 442,125 shares available for future grants under our 2005 Equity Incentive Plan.

Summary Financial Information

        The following tables present selected historical financial data derived from our financial statements together with as adjusted information which reflects the receipt of the net offering proceeds. This summary financial information should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Statement of Operations Information:

        In thousands, except share and per share data.

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2005	2004	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)		(Unaudited)
Revenue	$31,817	$28,451	$17,486	$14,856	$59,136	$44,128	$38,849	$32,625	$20,331
Gross profit	$3,151	$2,854	$2,069	$1,502	$6,627	$4,107	$3,890	$1,587	$713
Income (loss) from operations	$1,569	$1,665	$1,200	$910	$4,055	$1,620	$1,874	$(343)	$(1,254)
Net income (loss) before income tax	$1,465	$1,556	$1,154	$834	$3,811	$1,674	$1,750	$(494)	$(1,327)
Net income (loss)	$937	$972	$739	$521	$2,440	$1,040	$1,252	$(582)	$(832)
Net income (loss) per share	$.46	$.48	$.36	$.26	$1.20	$.51	$.62	$(.29)	$(.41)
Shares outstanding:
Basic and diluted shares	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000

Balance Sheet Information:

        In thousands, except share and per share data.

	June 30, 2005	Pro forma June 30, 2005 As Adjusted(1)(2)		December 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
Total assets	$22,611	$34,244		$22,414	$16,025
Total notes payable and capital lease obligations	$7,282	$7,282		$8,342	$5,239
Due to affiliate	$1,764	$—		$1,380	$2,416
Intercompany income tax allocation payable	$1,298	$—		$1,298	$658
Working capital	$(1,236)	$7,984	(3)	$(1,057)	$(563)
Total shareholders' equity	$5,282	$19,977		$4,344	$1,904
Net tangible book value per share	$2.61	$5.59		$2.15	$.94
Shares outstanding:
Basic and diluted shares	2,025,000	3,575,000		2,025,000	2,025,000

(1)
Gives effect to the sale of shares of common stock by us in this offering at the initial offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)
We intend to lease approximately 38 additional ready-mix trucks, in addition to the 22 already leased in 2005, through traditional operating leases with terms of approximately 5 years, which typically require a down payment of the first and last months rent. We plan to fund these down payments through funds provided by operations and the working capital obtained from the proceeds of the offering. The addition of the ready-mix trucks would not have a material impact on our balance sheet as the lease expense incurred each month would impact our statement of operations. The trucks will be leased when we acquire the additional ready-mix production plants as discussed elsewhere in this prospectus. If we are unable to utilize the new equipment efficiently, we could suffer additional reductions in our working capital. We currently do not have a commitment from any lessors to provide lease financing for these transactions, but we believe that our relationships with our current financial institutions should enable us to do so. If we are unable to obtain the financing, we may be required to lease equipment we intended to purchase, lease land for the new production facility sites instead of acquiring it, or slow our growth.

(3)
Working capital includes the net proceeds from the offering after deducting underwriting discounts and commissions and non-accountable expenses of $1,705,000, our estimated offering expenses of $650,000, proceeds used to repay our obligations to Meadow Valley of $3,062,000 and proceeds used to acquire property, plant and equipment of $5,475,000. Actual working capital may vary as a result of additions or reductions in the costs of the offering and any additional advances from or repayments to Meadow Valley.

Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

All of our assets are collateral for Meadow Valley's bonding obligations. Should Meadow Valley default in this obligation, our assets could be foreclosed upon and sold to satisfy this obligation.

        Prior to the closing of this offering, we were a wholly-owned subsidiary of Meadow Valley Corporation. Meadow Valley, through another subsidiary, acts as a heavy construction contractor operating primarily in Arizona and Nevada. In order to bid upon and win awards for construction projects, Meadow Valley is required to provide bonds which guarantee to the owner of the project that Meadow Valley will fulfill its obligations under its construction contract with the owner.

        As of June 30, 2005, Meadow Valley had issued an aggregate of $62.5 million of bonds to guarantee its performance under its construction projects. The bonds are collateralized by $65.3 million of assets comprised of approximately $42.7 million of Meadow Valley assets and $22.6 million of our assets as of June 30, 2005, because as a wholly owned subsidiary of Meadow Valley we were required to execute an indemnity agreement in favor of the bonding company. Upon the closing of this offering, we will terminate our involvement in this indemnity agreement with the bonding company for new Meadow Valley projects. Upon our termination of the indemnity agreement, there will be a thirty-day termination period in which our assets will remain subject to the indemnity agreement for any new bonds issued by Meadow Valley during that period. Nevertheless, after the closing of this offering, we will remain subject to the indemnity agreement for all bonds that were outstanding as of the date of the closing of this offering and for any new bonds which may be issued by Meadow Valley during the 30 day termination period.

        Should Meadow Valley default on its obligations under any of its construction agreements, and should Meadow Valley's assets not be sufficient to satisfy its obligations to the bonding company, then our assets could be foreclosed upon and sold pursuant to the indemnity agreement in order to satisfy Meadow Valley's obligations. A loss of assets could significantly impair or terminate our ability to continue our operations.

All of our assets are collateral for certain of Meadow Valley's commercial debt and lease obligations. Should Meadow Valley default in any of these obligations, our assets could be foreclosed upon and sold to satisfy these obligations.

        As of June 30, 2005, Meadow Valley, excluding our own obligations, had commercial debt and capital lease obligations of approximately $5.0 million which were collateralized by all of Meadow Valley's assets, including the assets of our company as a wholly-owned subsidiary of Meadow Valley. After the closing of this offering, our assets will remain as collateral under these obligations. Should Meadow Valley default under the terms of its debt and lease obligations or under loan covenants, such as the net worth requirements that are included in the loan document, and should Meadow Valley's assets be insufficient to satisfy these obligations, then our assets could be foreclosed upon in order to satisfy Meadow Valley's obligations.

We are and will continue to be subject to conflicts of interest resulting from Meadow Valley's control of us, and we do not have any procedures in place to resolve such conflicts.

        After the offering, Meadow Valley will own approximately 57% of our outstanding common stock and be able to control our business. Additionally, Meadow Valley's chief executive officer and principal accounting officer will serve us in similar capacities, and Meadow Valley directors will be our directors. We also sell a small amount of concrete to Meadow Valley, and our assets collateralize some of Meadow Valley's obligations as reflected in the first two risk factors. These relationships could create, or appear to create, potential conflicts of interest when Meadow Valley's officers and directors are faced with decisions that could have different implications for Meadow Valley and us. These decisions could result in reducing our profitability or in a loss of our assets that are subject to claims by Meadow Valley's creditors as discussed above. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the investing public's perception of us. We do not have any formal procedure for resolving such conflicts of interest.

We intend to use a significant amount of the proceeds of the offering to repay debt we have incurred to Meadow Valley. Repayment of this debt reduces the amount of working capital available to us following the offering.

        At June 30, 2005 we were indebted to Meadow Valley in the aggregate amount of $3.06 million. Repayment of the indebtedness to Meadow Valley using proceeds of the offering will reduce our working capital which in turn might limit our operations or growth.

At any given time, one or a limited number of customers may account for a large percentage of our revenue, which means that we face a greater risk of loss of revenue and a reduction in our profitability if we lose a major customer or if a major customer faces financial difficulties.

        At times, a small number of customers have generated a large percentage of our revenue in any given period. For the six months ended June 30, 2005, one customer provided approximately 14.6% of our revenue and our ten largest customers provided approximately 56.1% of our revenue. In 2004, one customer provided approximately 15.4% of our revenue and our ten largest customers provided approximately 50.2% of our revenue. While in 2003 no customer accounted for more than 10% of our revenue; in 2002, two customers each represented approximately 13% of our revenue. Companies that constitute our largest customers vary from year to year, and our revenue from individual customers fluctuates each year. If we lose one or more major customers or if any of these customers face financial difficulties, our revenue could be substantially reduced, thereby reducing our profitability.

We may lose business to competitors who underbid us or who have the ability to supply larger jobs than we, and we may be otherwise unable to compete favorably in our highly competitive industry.

        Our competitive position in a given market depends largely on the location and operating costs of our ready-mix concrete plants and prevailing prices in that market. Price is a primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service, as well as price, are the principal competitive factors among suppliers for large or complex jobs.

        Our competitors range from small, owner-operated private companies offering simple mixes to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for larger jobs which are particularly price-sensitive. Competitors having greater financial resources than we do to invest in new mixer trucks or build plants in new areas also have competitive advantages over us.

We depend on third parties for cement and other supplies essential to operate our business. The loss of any such suppliers could impact our ability to provide concrete to, or otherwise service our customers, as well as our ability to retain and attract customers.

        We rely on third parties to provide us with supplies, including cement and other raw materials, necessary for our operations. We cannot be sure that these relationships will continue in the future or that raw materials will continue to be available to us when required and at a reasonable price. For instance, in recent years there has been a worldwide shortage of cement, which has caused cement prices, and therefore concrete prices, to rise.

        If our supply contracts are terminated or if we are unable to purchase cement or other raw materials in sufficient quantities to meet our needs, we might be unable to meet our supply commitments to our customers which would severely impact our ability to retain and attract customers.

Our operating results may vary significantly from reporting period to reporting period and may be adversely affected by the cyclical nature of the ready-mix concrete markets we serve, causing significant reductions in our revenue.

        Our business and the business environment which supports the ready-mix concrete business can be cyclical in nature. As a result, our revenue may be significantly reduced as a result of declines in construction in Nevada and Arizona caused by:

  •
  the level of residential and commercial construction in Nevada and Arizona;

  •
  the availability of funds for public or infrastructure construction from local, state and federal sources;

  •
  changes in interest rates;

  •
  variations in the margins of jobs performed during any particular quarter; and

  •
  the budgetary spending patterns of our customers.

        As a result, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year. Furthermore, negative trends in the ready-mix concrete industry or in our markets could reduce our revenue, thereby decreasing our gross profit and reducing our profitability.

Our business is seasonal, causing quarterly variations in our revenue and earnings, which in turn could negatively affect our stock price.

        The construction industry, even in Arizona and Nevada, is seasonal in nature, often as a result of adverse weather conditions, with significantly stronger construction activity in the second and third calendar quarters, than in the first and fourth quarters. Such seasonality or unanticipated inclement weather could cause our quarterly revenue and earnings to vary significantly.

        Because of our relatively small size, even a short acceleration or delay in filling customers' orders can have a material effect on our financial results in a given reporting period. Our varying quarterly results may result in a decline in our common stock price if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.

Governmental regulations covering the ready-mix concrete industry, including environmental regulations, may result in increases in our operating costs and capital expenditures and decreases in our earnings.

        A wide range of federal, state and local laws, ordinances and regulations apply to our production of ready-mix concrete, including:

  •
  zoning regulations affecting plant locations;

  •
  restrictions on street and highway usage;

  •
  limitations on noise levels; and

  •
  regulation of health, safety and environmental matters.

        In many instances, we must have various certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations.

        Governmental requirements that impact our ready-mix concrete operations also include those relating to air quality, solid waste management and water quality. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and expose us to liability for the conduct of, or conditions caused by others, or for our acts that may otherwise have complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of environmental conditions may require us to make material expenditures we currently do not anticipate, thereby decreasing our earnings, if any.

There are special risks related to our operating and internal growth strategies that could adversely affect our operating practices and overall profitability.

        One key component of our strategy is to operate our businesses on a decentralized basis, with local Phoenix and Las Vegas metro-wide management retaining responsibility for day-to-day operations, profitability and the internal growth of the local business. If we do not implement and maintain proper overall internal controls, this decentralized operating strategy could result in inconsistent operating and financial practices and our overall profitability could be adversely affected.

        Our internal growth will also be affected by local management's ability to:

  •
  attract new customers and retain existing customers;

  •
  differentiate our company in a competitive market by successfully emphasizing the quality of our products and our service;

  •
  hire and retain mixer truck drivers and other specialized employees; and

  •
  place orders for new equipment on a timely basis to meet production needs.

The departure of key personnel could disrupt our business and limit our growth, as this growth requires the hiring of new local senior managers and executive officers.

        We depend on the continued efforts of our executive officers, some of whom are executive officers of Meadow Valley, and, in many cases, on our local senior management. In addition, any future growth will impose significant additional responsibilities on members of our senior management and executive officers. The success of our operations, which is based upon a decentralized management, will depend on recruiting new local senior level managers and officers, and we cannot be certain that we can recruit and retain such additional managers and officers. To the extent we are unable to attract and retain qualified management personnel, our growth could be limited and our business could be disrupted, resulting in decreased revenue and increased costs associated with the loss of experienced managers responsible for new client generating, marketing and cost containment efforts.

If some or all of our employees unionize, it could result in increases in our operating costs, disruptions in our business and decreases in our earnings.

        If our employees were to become represented by a labor union, we could experience disruptions of our operations caused by labor strikes or slow downs as well as higher ongoing labor costs, which could increase our overall costs to do business. In addition, the coexistence of union and non-union employees on particular jobs may lead to conflicts between these employees or impede our ability to integrate our operations efficiently. Labor relations matters affecting our suppliers could increase our costs, disrupt our supply chains and adversely impact our business.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses some of which may not be covered by insurance.

        Operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. For instance, a fatal accident involving one of our truck drivers, described under "Our Business—Litigation" resulted in litigation against Meadow Valley and could result in us being named in the litigation in the future. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations.

        Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts will be accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using the working capital to maintain or expand our operations.

We may incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

        Our operations involve providing ready-mix formulations that must meet building code or other regulatory requirements and contractual specifications for durability, compressive strength, weight- bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured or unindemnified formulation or product-related claim is resolved against us in the future, that resolution may increase our costs and reduce our profitability and cash flows.

Our revenue attributable to public works projects could be negatively impacted by a decrease or delay in governmental spending.

        Our business depends to some extent on the level of federal, state and local spending on public works projects in our markets. Reduced levels of governmental funding for public works projects or delays in that funding could significantly reduce our revenue and thereby reduce our cash flow and profitability.

Risks Related to Our Securities and the Offering

Public investors will suffer immediate and substantial dilution as a result of the offering.

        The initial public offering price per share of our common stock is significantly higher than our net tangible book value per share after completion of the offering and as compared to the $.25 per share Meadow Valley paid for its shares of our common stock. Accordingly, if you purchase our common stock in the offering, you will suffer an immediate and substantial dilution of your investment. Based upon the issuance and sale of 1,550,000 shares at the initial offering price of $11.00 per share, you will incur immediate dilution of approximately $5.41, or 49.2% of the net tangible book value per share of common stock purchased in the offering compared to the offering price.

Concentration of our ownership by Meadow Valley Corporation may dissuade new investors from purchasing our common stock which could result in a lower trading price for our common stock than if our ownership was less concentrated.

        Upon completion of the offering, Meadow Valley Corporation will beneficially own approximately 57% of our outstanding common stock. As a result, it will control all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other shareholders with interests different from those of Meadow Valley. For example, Meadow Valley could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

There is no public market for our common stock, and therefore you cannot be certain that a trading market will be established or that our common stock will trade above the offering price.

        There is no public trading market for our common stock. An active trading market may not develop in our common stock or continue upon completion of the offering. If a market develops, the market price of our common stock may decline below the initial public offering price.

        The market price of our common stock might be highly volatile. Also, changes in our business, announcements of our results of operations, our failure to meet analyst's expectations, our financial condition, our industry, the economy, stock markets in general and trading in our stock in particular could cause the market price of our shares to fluctuate substantially.

We may not be able to maintain our listing on the American Stock Exchange, which may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

        Although we are approved to list our common stock on the American Stock Exchange, we might not meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for them. If our common stock was delisted from the American Stock Exchange, it will become subject to the SEC's "penny stock rules," which imposes sales practice requirements on broker-dealers that sell such common stock to persons other than established customers and "accredited investors." Application of this rule could adversely affect the ability or willingness of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

The market price of our common stock may be depressed by the sale of common stock held by Meadow Valley or shares of our common stock reserved for future issuance upon the exercise of options.

        Future sales of substantial amounts of common stock in the public market or the perception that such sales could occur could adversely affect the market price of the common stock. Upon completion of this offering, there will be 3,575,000 shares of common stock outstanding and an additional 675,000 shares of common stock reserved for issuance upon exercise of options under our 2005 Equity Incentive Plan. Following one year from the closing of this offering, or earlier upon the consent of the underwriters, all 2,025,000 of our outstanding shares of common stock owned by Meadow Valley and any shares issuable upon exercise of vested options may be publicly sold, subject to the volume restrictions of Rule 144 under the Securities Act of 1933. Such future sales may depress our common stock price.

Provisions of our articles of incorporation, bylaws and corporate law have potential anti-takeover effects which could limit our shareholders' rights, delay or prevent a change in control of our company and depress the price of our common stock.

        Some provisions in our articles of incorporation and bylaws could delay or prevent a change in control of our company, even if that change might be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that might make acquiring control of us difficult, including provisions limiting rights to call special meetings of shareholders and regulating the ability of our shareholders to nominate directors for election at annual meetings of our shareholders. In addition, our board of directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the board of directors may determine. Any such issuance of preferred shares could, under some circumstances, have the effect of delaying or preventing a change in control and might adversely affect the rights of holders of common shares.

        In addition, we are subject to Nevada statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in control of our company. Anti-takeover provisions in our articles of incorporation and bylaws, anti-takeover provisions that could be included in any preferred shares issued and the Nevada statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our common stock and can limit our shareholders' ability to receive a premium on their shares by discouraging takeovers and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

Our determination of the public offering price of the common stock is arbitrary.

        The public offering price for our common stock has been determined by negotiation between us and the underwriters and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market.

Special Note Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "could," "target," "potential," "is likely," "will," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this prospectus. In addition, our past results of operations do not necessarily indicate our future results.

        Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, the ready-mix concrete business is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

        We estimate that our net proceeds from the offering, after deducting underwriting discounts and commissions and non-accountable expense allowance of $1.71 million and our estimated offering expenses of $.65 million, will be approximately $14.70 million based on the initial offering price of $11.00 per share. We intend to apply the net proceeds of the offering over a 24 month period as follows:

Purpose	Amount	Percentage of Proceeds
	Dollars in thousands
Purchase of plant, equipment and land(1)	$5,475	37.3%
Repayment of debt to Meadow Valley(2)	$1,764	12.0%
Repayment of intercompany income tax allocation payable(3)	$1,298	8.8%
Working capital(4)(5)	$6,158	41.9%

Total	$14,695	100%

(1)
We intend to acquire two fixed site ready-mix concrete production plants at an average cost of $.5 million per plant and one portable ready-mix concrete production plant at an approximate cost of $.25 million. Each plant requires a front-end loader, which is used to move the raw material from the storage area to the feeder bins of the production plant, at an approximate cost of $.25 million each. Proceeds will also be used to acquire a small crushing plant for $1.0 million and approximately $.65 million will be used to replace aging equipment in current operations. We intend to lease one ready-mix production facility and purchase the other, an aggregate of $1.0 million. Proceeds will be used to improve each new plant location site ranging from $.2 million to $.4 million per site.

(2)
The amount represents the balance due to Meadow Valley as of June 30, 2005 for working capital advances, carries an interest rate of prime plus 1.25% and is due on demand. As of June 30, 2005 the interest rate was 7.5% per annum.

(3)
The amount represents the balance due to Meadow Valley for the intercompany income tax allocation payable as of June 30, 2005. The intercompany income tax payable is non-interest bearing and is due on demand.

(4)
Working capital may vary as a result of any additional advances from or repayments to Meadow Valley.

(5)
We intend to lease approximately 38 additional ready-mix trucks, in addition to the 22 already leased in 2005, through traditional operating leases, which typically require a down payment of the first and last months rent. We plan to fund these down payments through funds provided by operations and the working capital obtained from the proceeds of the offering. The addition of the mixer trucks would not have a material impact on our balance sheet as the lease expense incurred each month would impact our statement of operations. The trucks will be leased when we acquire the additional ready-mix production plants as discussed elsewhere in this prospectus. If we are unable to utilize the new equipment efficiently, we could suffer additional reductions in our working capital. We currently do not have a firm commitment from any lessors to provide lease financing for these transactions, but we believe that our relationships with our current financial institutions should enable us to do so. Based on product demand we may also seek to acquire additional equipment through traditional bank financing. If we are unable to obtain additional financing, we may be required to lease equipment we intended to purchase, lease land for the new production facility sites instead of acquiring it, or slow our growth.

        Since our formation, Meadow Valley has provided us with working capital to support our operations which, until January 1, 2004, was treated as a current non-interest bearing liability. This sum was partially repaid in 2003 and 2002 although Meadow Valley lent us funds again in 2004. See Note 9 to "Financial Statements." In addition, Meadow Valley has a tax loss carryforward permitting it to shelter future income. Under a tax sharing agreement with Meadow Valley, we used a portion of that net loss carryforward to offset income taxes due beginning in 2002. In turn, we agreed to repay the benefits we received, which sum is listed as an intercompany income tax allocation payable.

        The underwriters' overallotment option provides for the issuance of 232,500 additional shares for additional net proceeds of $2,352,900, based on the initial offering price of $11.00 per share. Any proceeds obtained upon exercise of the overallotment option will be added to working capital. Future events may require us to reallocate the offering proceeds although we have no present intention of doing so.

        In addition, the net proceeds above do not assume exercise of warrants issuable to the underwriters. The underwriters will receive warrants to purchase up to 7 1/2% of the total number of shares sold in this offering (excluding the over-allotment option).

Capitalization

        The following table sets forth our capitalization, and as adjusted capitalization reflecting application of the proceeds of the offering, as of June 30, 2005.

	June 30, 2005
	Actual	As Adjusted(1)
	(Unaudited)
Cash and cash equivalents	$1,164,722	$7,322,308
Property and equipment, net	12,604,707	18,079,707
Due to affiliate	1,764,047	—
Intercompany income tax allocation payable	1,298,367	—
Total notes payable and obligations under capital leases	7,282,188	7,282,188
Stockholders' Equity:
Common stock—$.001 par value; 15,000,000 shares authorized, 2,025,000 and 3,575,000 shares issued and outstanding	2,025	3,575
Preferred stock—$.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	497,975	15,191,425
Retained earnings	4,781,680	4,781,680

Total Stockholders' Equity	$5,281,680	$19,976,680

Total capitalization	$12,563,868	$27,258,868

(1)
Based on the initial offering price of $11.00 per share, and assumes receipt of net proceeds in the amount of $14.70 million of which $3.06 million will be used to repay debt due to Meadow Valley and an intercompany income tax allocation payable; $5.48 million will be used to acquire property and equipment and $6.16 million will be used for working capital.

Dilution

        Our net tangible book value as of June 30, 2005 was $5,281,680, or $2.61 per share of common stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding at such date. The dilution in net tangible book value per share represents the difference between the initial offering price of $11.00 per share paid by investors in the offering and the net tangible book value per share of our common stock immediately following the offering.

        After giving effect to the sale of the common stock and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2005 would have been $19,976,680, or $5.59 per share of common stock. This amount represents an immediate increase in net tangible book value of $2.98 per share to Meadow Valley, our sole existing shareholder, and an immediate dilution in net tangible book value of $5.41 per share to new investors purchasing shares in the offering.

        The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price per share		$11.00
Net tangible book value as of June 30, 2005	$2.61
Increase per share resulting from the offering	$2.98

Pro forma net tangible book value after the offering		$5.59
Dilution per share to new investors in the offering		$5.41
Dilution as a percentage of the offering price		49.2%

        The following table summarizes on an as adjusted pro forma basis as of June 30, 2005, the number of shares of common stock to be purchased from us, the total consideration paid to us, and the price per share paid by Meadow Valley Corporation in 1996 and new investors purchasing shares of common stock in the offering, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Meadow Valley	2,025,000	57%	$500,000	3%	$.25
New investors	1,550,000	43%	$17,050,000	97%	$11.00

Total	3,575,000	100%	$17,550,000	100%

Selected Financial Information

        The following tables present selected historical financial data derived from our financial statements. This selected financial information should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Statement of Operations Information:

        In thousands, except share and per share data.

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2005	2004	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)		(Unaudited)
Revenue	$31,817	$28,451	$17,486	$14,856	$59,136	$44,128	$38,849	$32,625	$20,331
Gross profit	$3,151	$2,854	$2,069	$1,502	$6,627	$4,107	$3,890	$1,587	$713
Income (loss) from operations	$1,569	$1,665	$1,200	$910	$4,055	$1,620	$1,874	$(343)	$(1,254)
Net income (loss) before income tax	$1,465	$1,556	$1,154	$834	$3,811	$1,674	$1,750	$(494)	$(1,327)
Net income (loss)	$937	$972	$739	$521	$2,440	$1,040	$1,252	$(582)	$(832)
Net income (loss) per share	$.46	$.48	$.36	$.26	$1.20	$.51	$.62	$(.29)	$(.41)
Shares outstanding:
Basic and diluted shares	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000

Balance Sheet Information:

        In thousands, except share and per share data.

		December 31,
	June 30, 2005
		2004	2003	2002	2001	2000
	(Unaudited)
Total assets	$22,611	$22,414	$16,025	$16,002	$14,186	$13,343
Total notes payable and capital lease obligations	$7,282	$8,342	$5,239	$7,225	$6,362	$6,087
Due to affiliate	$1,764	$1,380	$2,416	$2,859	$3,372	$2,790
Intercompany income tax allocation payable	$1,298	$1,298	$658	$—	$—	$—
Working capital	$(1,236)	$(1,057)	$(563)	$(1,578)	$(2,134)	$(2,243)
Total shareholder's equity (deficit)	$5,282	$4,344	$1,904	$864	$(388)	$194
Net tangible book value per share	$2.61	$2.15	$.94	$.43	$(.19)	$.10
Shares outstanding:
Basic and diluted shares	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000	2,025,000

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        You should read the following discussion in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

General

        We concentrate on serving the ready-mix concrete markets of the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. From our rock quarry, located approximately 50 miles northeast of Las Vegas in Moapa, Nevada, we supply rock and sand for our Las Vegas area ready-mix plants. The quarry supplies all of our sand requirements and approximately 60% of the coarse aggregate requirements of our Nevada concrete batch plants. Also at our quarry, we manufacture, by crushing and screening, a variety of decorative rock products used primarily for landscaping. In November 2004 we established a small portable concrete batch plant at our Moapa site to service the ready-mix concrete needs of the smaller, but growing communities of Moapa, Overton and Logandale, Nevada. In the Phoenix metropolitan area, both of our existing ready-mix concrete plants are currently supplied rock and sand from third parties. In August 2004, we entered into a mining lease on a property in the southeast Phoenix area that will, in the future, provide us the opportunity to manufacture rock and sand for our own use as well as sales to third parties and, in the future, should also help reduce our costs for a portion of the raw materials we consume.

        Our revenue is directly related to the level of construction activity. Specifically, the construction segments that affect our business the most are: the single-family residential segment, the commercial construction segment and, to a lesser degree, the public works infrastructure segment, both highway and non-highway. Accordingly, should interest rates or other factors cause a reduction in construction activity, our revenue could be reduced. Our revenue could also be negatively affected by rising raw materials prices, which might reduce demand, or by a shortage of raw materials, such as cement.

        Home mortgage rates affect the affordability of homes. In the home-building industry, it is generally regarded that as long as home mortgage rates remain lower than 8.0%, no significant decline in homebuilding activity will result. However, should interest rates rise in response to increases in the Fed Funds' rate, it is reasonable to expect proportionate declines in home-building activity. For the foreseeable future, we do not believe there will be a significant decline in the residential construction segment in our markets.

        We have observed that commercial construction levels in our geographic markets generally lag residential housing levels. It is important then, for us to watch the residential construction segment in order to gauge the potential activity level of the commercial construction segment. Based on current trends, we believe the commercial construction segment will not show any significant decline in the near term.

        We believe that government, at all levels, will continue to be the primary source of funding for public works projects such as highway construction or other infrastructure construction. The transportation and highway portion of the infrastructure market is greatly affected by national transportation legislation. The previous highway bill, TEA-21, expired in September 2003, but funding was continued through a series of interim spending authorizations. In July 2005, the House and Senate passed a new six-year transportation bill, SAFE-TEA LU, which provides for $286.4 billion of transportation funding through the Federal fiscal year 2009. The bill provides for about a 30% increase over the previous funding level of TEA-21. Approximately 79% of the funding is for highways, 18.5% for transit and the remaining 2.5% is for safety programs and enforcement. While funding amounts under the new bill vary from state to state, passage of the bill demonstrates Congress' commitment to the continued development of the country's infrastructure. More specific to our markets, in November 2004, voters in Maricopa County, Arizona passed a ballot proposition to extend an existing 1/2 cent sales tax for another 20 years for the purpose of funding transportation needs in the county. It is expected that this sales tax will generate approximately $9 billion of funding for transportation needs over the next two decades.

        Historically, the growth of the Las Vegas and Phoenix metropolitan areas has been by expanding geographically outward. We believe this trend will continue. We expect transportation corridors will be improved or expanded to accommodate such growth. But, since transportation costs and the perishable nature of our product are two key considerations in our ability to compete, our success depends on our ability to forecast the direction of the growth and to advance plan suitable locations for future concrete batch plants.

Results of Operations

        The following table presents revenue, related party revenue, gross profit, general and administrative expenses, depreciation and amortization, income from operations, interest income, interest expense and net income for the periods indicated:

	Six Months Ended June 30,				Three Months Ended June 30,				Year Ended December 31,
	2005		2004		2005		2004		2004		2003		2002
	(Unaudited)				(Unaudited)
	(dollars in thousands)
Revenue	$31,257	98.2%	$28,438	100.0%	$17,284	98.8%	$14,848	99.9%	$58,645	99.2%	$43,964	99.6%	$36,789	94.7%
Related party revenue	560	1.8%	13	0.0%	202	1.2%	8	0.1%	491	0.8%	164	0.4%	2,060	5.3%

Total Revenue	31,817	100.0%	28,451	100.0%	17,486	100.0%	14,856	100.0%	59,136	100.0%	44,128	100.0%	38,849	100.0%

Gross profit	3,151	9.9%	2,854	10.0%	2,069	11.8%	1,502	10.1%	6,627	11.2%	4,107	9.3%	3,890	10.0%
General and administrative expenses	1,582	5.0%	1,189	4.2%	869	5.0%	592	4.0%	2,572	4.3%	2,487	5.6%	2,015	5.2%
Income from operations	1,569	4.9%	1,665	5.8%	1,200	6.8%	910	6.1%	4,055	6.9%	1,620	3.7%	1,874	4.8%
Interest income	14	0.0%	24	0.1%	8	0.1%	22	0.2%	29	0.0%	8	0.0%	10	0.0%
Interest expense	(131)	-0.4%	(138)	-0.5%	(63)	-0.4%	(99)	-0.7%	(252)	-0.4%	(208)	-0.5%	(162)	-0.4%
Income tax expense	527	1.6%	583	2.1%	416	2.4%	313	2.1%	1,372	2.3%	633	1.4%	498	1.3%

Net income	$937	2.9%	$972	3.4%	$739	4.2%	$521	3.5%	$2,440	4.1%	$1,040	2.4%	$1,252	3.2%

Depreciation and amortization	1,151	3.6%	673	2.4%	584	3.4%	353	2.4%	1,615	2.7%	1,231	2.8%	1,118	2.9%

Six Months Ended June 30, 2005 compared to Six Months Ended June 30, 2004

        Revenue.    Revenue improved 11.8% to $31.8 million for the six months ended June 30, 2005, which we refer to as "interim 2005," from $28.5 million for the six months ended June 30, 2004, which we refer to as "interim 2004." The improved revenue resulted from an 18.8% increase in the average unit sales price, offset by a 6.0% decrease in the sale of cubic yards of concrete, which we refer to as "units." The increased average unit sales price reflects our ability to pass on additional costs to our customers, such as the increased costs of raw materials and transportation of those materials. The decreased volume in the six months ended June 30, 2005 was primarily due to wet weather conditions during January and February reducing our ability to deliver material to our customers and our customers' ability to place the material. We provide ready-mix concrete to our related parties. Revenue from related parties for interim 2005 was $.6 million representing 1.8% of total revenue compared to less than $.1 million of total revenue in interim 2004. Location of the project, type of product needed and the availability of product and personnel are factors which we consider when quoting prices to our customers, including our related parties. Based on that criteria, future sales to related parties could increase or decrease in any given year, but are not anticipated to be material. We anticipate additional raw material price increases and additional transport costs associated with those materials during 2005. However, we believe we will be able to pass through the increase in the cost of our raw materials to our customers. During interim 2005 we added an additional 22 mixer trucks.

        Gross Profit.    Gross profit increased to $3.2 million in interim 2005 from $2.9 million in interim 2004 and the gross profit margin decreased to 9.9% from 10.0% in the respective periods. The decrease in the gross profit margin during interim 2005 was primarily due to wet weather conditions during January and February 2005 which reduced the number of days available to sell ready mix concrete. Although our average unit sales price had increased, our fixed costs, which were consistent with the prior period, were disbursed over lower sales volume, reducing our gross profit margin.

        Depreciation and Amortization.    Depreciation and amortization expense increased $.5 million, or 71.1%, to $1.2 million for interim 2005 from $.7 million in interim 2004. This increase resulted from the additional plant, equipment and vehicles we placed in service in the later part of 2004 and interim 2005.

        General and Administrative Expenses.    General and administrative expenses increased to $1.6 million for interim 2005 from $1.2 million for 2004. The increase resulted primarily from a $.3 million increase in administrative salaries, wages, bonuses, related payroll taxes and benefits, and an administrative service fee under an Administrative Services Agreement with Meadow Valley in the amount of $.1 million, offset by a $.1 million decrease in bad debt expense attributable to an improvement in the average age of receivables as a result of our collection efforts. Continuing through 2005, general and administrative expenses will increase in the amount of $22,000 per month in accordance with the Administrative Services Agreement with Meadow Valley. See "Related Party Transactions". In addition, it is expected that public company expenses, primarily legal, printing, communications with our shareholders and accounting fees, will amount to approximately $.5 million per year once the public offering is completed.

        Interest Income and Expense.    Interest income for interim 2005 decreased to $.01 million from $.02 million for interim 2004 resulting primarily from a decrease in invested cash reserves. Interest expense decreased in interim 2005 to $.13 million compared to $.14 million for interim 2004. The decrease in interest expense was related to the repayment of term debt. We intend to supplement the proceeds of the offering with additional borrowings, which will increase interest expense in future periods.

        Income Taxes.    The reduction in the income tax provision for interim 2005 to $.5 million compared to an income tax provision of $.6 million for interim 2004 was due to a decrease in pre tax income in interim 2005 when compared to interim 2004. Any difference between the amount of the tax provision in any given period and actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In interim 2005 Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return. We intend to pay the accrued intercompany income tax obligation using proceeds of the offering. Following the offering, the tax sharing agreement will be canceled in accordance with the Internal Revenue Service code.

        Net Income.    Net income was $.9 million for interim 2005 as compared to a net income of $1.0 million for interim 2004. The decrease in net income resulted from an decrease in our sales of cubic yards of concrete, offset in part by an increase in the average unit sales price as discussed above.

Three Months Ended June 30, 2005 compared to Three Months Ended June 30, 2004

        Revenue.    Revenue improved 17.7% to $17.5 million for the three months ended June 30, 2005, which we refer to as "2nd quarter 2005," from $14.9 million for the three months ended June 30, 2004, which we refer to as "2nd quarter 2004." The improved revenue resulted from a 19.3% increase in the average unit sales price, offset by a 1.5% decrease in the sale of cubic yards of concrete, which we refer to as "units". The increased average unit sales price reflects our ability to pass on additional costs to our customers, such as the increased costs of raw materials and transportation of those materials. The decreased volume in the second quarter 2005 was primarily due to our customers' projects being delayed in the permit application and approval process. We provide ready-mix concrete to our related parties. Revenue from related parties in 2nd quarter 2005 was $.2 million representing 1.2% of total revenue compared to less than $.1 million of total revenue in 2nd quarter 2004. Location of the project, type of product needed and the availability of product and personnel are factors which we consider when quoting prices to our customers, including our related parties. Based on that criteria, future sales to related parties could increase or decrease in any given quarter, but are not anticipated to be material. During 2nd quarter 2005 we added an additional 10 mixer trucks to our fleet in anticipation of future volume growth.

        Gross Profit.    Gross profit increased to $2.1 million in 2nd quarter 2005 from $1.5 million in 2nd quarter 2004, and the gross profit margin increased to 11.8% from 10.1% in the respective periods. The increase in the gross profit margin during 2nd quarter 2005 was primarily due to an increase in our average unit sales price, while a disbursement of our fixed costs, which were consistent with the prior period, remained relatively unchanged over a similar volume of unit sales.

        Depreciation and amortization.    Depreciation and amortization expense increased $.2 million, or 65.4%, to $.6 million for 2nd quarter 2005 from $.4 million in 2nd quarter 2004. This increase is attributable to additional plant, equipment and vehicles we placed in service after September 30, 2004.

        General and Administrative Expenses.    General and administrative expenses increased to $.87 million for 2nd quarter 2005 from $.59 million for 2nd quarter 2004. The increase resulted primarily from a $.21 million increase in administrative salaries, wages, bonuses, related payroll taxes and benefits, a $.04 million increase in our marketing and customer relations expense and the payment of an administrative service fee to Meadow Valley in the amount of $.06 million, offset by a $.03 million decrease in bad debt expense attributable to an improvement in the average age of receivables as a result of our collection efforts.

        Interest Income and Expense.    Interest income for 2nd quarter 2005 decreased to $0.01 million from $.02 million for 2nd quarter 2004 resulting primarily from a decrease in invested cash reserves. Interest expense decreased in 2nd quarter 2005 to $.06 million compared to $.1 million for 2nd quarter 2004. The decrease in interest expense was related to the reduction of term debt. We intend to supplement the proceeds of the offering with additional borrowings, which will increase interest expense in future periods.

        Income taxes.    The increase in the income tax provision for 2nd quarter 2005 to $.4 million compared to an income tax provision of $.3 million for 2nd quarter 2004 was due to an increase in pre-tax income in 2nd quarter 2005 when compared to 2nd quarter 2004. Any difference between the amount of the income tax provision in any given period and actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In 2nd quarter 2005, Meadow Valley did not require us to make a cash tax payment in connection with its consolidated tax return.

        Net income.    Net income was $.7 million for 2nd quarter 2005 as compared to a net income of $.5 million for 2nd quarter 2004. The increase in net income resulted from an increase in our average unit sales price as discussed above.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

        Revenue.    Revenue improved 34.0% to $59.1 million for the year ended December 31, 2004, which we refer to as "2004," from $44.1 million for the year ended December 31, 2003, which we refer to as "2003." The improved revenue resulted from a 25.0% increase in sales of cubic yards of concrete and a 7.1% increase in the average unit sales price. The primary reason for the increased volume was the addition of 10 ready-mix trucks in the first quarter and our ability to utilize our equipment to a greater extent. The average sales price increase was due largely to our ability to pass along an increase in the cost of cement. We provide ready-mix concrete to our related parties, but the revenue represented less than 1% of our 2004 revenue. This revenue was relatively flat when compared to 2003. Location of the project, type of product needed and the availability of product and personnel are factors which we consider when quoting prices to our customers, including our related parties. Based on that criteria, future sales to related parties could increase or decrease in any given year, but are not anticipated to be material. We anticipate additional raw material price increases and additional transport costs associated with those materials during 2005. However, we believe we will be able to pass through the increase in the cost of our raw materials to our customers.

        Gross Profit.    Gross profit increased by 61.3% to $6.6 million for 2004 from $4.1 million for 2003 and gross margins, as a percent of revenue, increased to 11.2% in 2004 from 9.3% in 2003. Gross profit margins can be affected by a variety of factors including, customers' construction schedules, weather conditions and availability of raw materials. The increase in gross profit and gross margins during 2004 is the result of the average unit sales price increasing approximately 7.1% in 2004 from 2003. The increase in the average unit sales price represents our ability to pass on additional costs to our customers, such as raw materials and transportation of those materials, and our ability to increase our unit volume of sales which, in turn, allowed us to distribute our fixed costs over an increased volume of sales. Our fixed costs will likely increase in 2005 as a result of our expansion efforts and could impact our gross profit margin in the interim as we are bringing the equipment up to full utilization.

        Depreciation and Amortization.    Depreciation and amortization expense increased $.38 million, or 31.2%, to $1.6 million for 2004 from $1.2 million in 2003. This increase resulted from the additional plant, equipment and vehicles we placed in service in 2004.

        General and Administrative Expenses.    General and administrative expenses increased to $2.6 million for 2004 from $2.5 million for 2003. The increase resulted primarily from a $.3 million increase in administrative salaries, wages, bonuses and related payroll taxes, offset by a $.2 million decrease in bad debt expense attributable to an improvement in the average age of receivables as a result of our collection efforts. Beginning in January 2005, general and administrative expenses will increase in the amount of $22,000 per month in accordance with the Administrative Services Agreement with Meadow Valley.

        Interest Income and Expense.    Interest income for 2004 increased to $.03 million from $.01 million for 2003 resulting primarily from an increase in invested cash reserves. Interest expense increased in 2004 to $.25 million compared to $.21 million for 2003. The increase in interest expense was related to the charge of related party interest expense.

        Income Taxes.    The income tax provision for 2004 was $1.4 million compared to an income tax provision of $.6 million for 2003 due to an increase in pre-tax income in 2004 when compared to 2003. Any difference between the amount of the tax provision in any given period and actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In 2004, Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return.

        Net Income.    Net income was $2.4 million for 2004 as compared to a net income of $1.0 million for 2003. The increase in net income resulted from an increase in our sales of cubic yards of concrete and an increase in the average unit sales price as discussed above.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

        Revenue.    Revenue improved 13.6% to $44.1 million for the year ended December 31, 2003 from $38.8 million for the year ended December 31, 2002, which we refer to as "2002." The increase was due primarily to an approximate 15.0% increase in units sold in 2003 from 2002, and the average unit sales price increased approximately .2% in 2003 from 2002.

        Gross Profit.    Gross profit increased to $4.1 million in 2003 from $3.9 million in 2002 and the gross profit margin decreased to 9.3% from 10.0% in the respective periods. The decrease in the gross profit margin during 2003 was the result of only a slight increase of .2%, in the average unit price, which was not sufficient to compensate for the increase in the unit cost. The inability during 2003 to raise prices while experiencing increased costs was the result of price competition.

        Depreciation and Amortization.    Depreciation and amortization expense increased $.11 million, or 10.1%, to $1.2 million for 2003 from $1.1 million in 2002. This increase resulted from the additional plant, equipment and vehicles we placed in service in 2003.

        General and Administrative Expenses.    General and administrative expenses increased to $2.5 million for 2003 from $2.0 million for 2002. The increase resulted primarily from a $.14 million increase in employee compensation expenses and by a $.32 million increase in bad debt expense.

        Interest Income and Expense.    Interest income for 2003 decreased to $.008 million from $.010 million for 2002 resulting primarily from a decrease in invested cash reserves. Interest expense increased to $.21 million for 2003 compared to $.16 million for 2002. The increase in interest expense is due to financing costs associated with the acquisition of land which was subsequently resold during 2003.

        Income Taxes.    The income tax provision for 2003 was $.6 million compared to an income tax provision of $.5 million for interim 2002 due to changes in the state tax allocations in 2003 when compared to 2002. Any difference between the amount of the tax provision in any given period and the actual cash outlay in that same period is subject to the terms of a tax sharing agreement between us and Meadow Valley. In 2003, Meadow Valley did not require us to make a cash tax payment in connection with the consolidated tax return.

        Net Income.    Net income decreased to $1.0 million for 2003 as compared to net income of $1.3 million for 2002. The decrease in net income resulted from the increase in general and administrative expenses and the increase in interest expense as discussed above. Included in net income for 2003 is $.2 million of other income from the non-recurring sale of land.

Liquidity and Capital Resources

        Our primary need for capital has been to increase the number of mixer trucks in our fleet, to increase the number of concrete batch plant locations, to purchase support equipment at each location and to provide working capital to support the expansion of our operations. As we expand our business we will continue to utilize the availability of capital offered by financial institutions, in turn increasing our total debt and debt service obligations. Historically, our primary source of cash has been from operations, advances from Meadow Valley and financings provided by financial institutions. The advances from Meadow Valley have been made from time to time since our inception on an as needed and when available basis. A variety of security agreements have been entered into over the years with a number of financial institutions. Our largest provider of financing has been The CIT Group/Equipment

Financing, Inc. We believe the proceeds from the offering and our historical sources of capital will be satisfactory to meet our needs for at least one year from the date of the prospectus.

        In December 2003, we elected to allow our fully drawn pre-existing line of credit, with The CIT Group/Equipment Financing, Inc., to convert into a term agreement. The interest rate is Chase Manhattan Bank's prime, plus 1.25% requiring equal monthly principal payments of $61,458 plus interest through December 31, 2007. As of June 30, 2005 the balance due under this term agreement was $1,834,483, and the interest rate was 7.5%. The term agreement is collateralized by all of our assets as well as the assets of Meadow Valley, our parent. Under the terms of the agreement, Meadow Valley, is required to maintain a certain level of tangible net worth as well as maintain a ratio of total debt to tangible net worth. As of June 30, 2005, Meadow Valley is compliant with the covenants.

        We are currently investigating implementing a line of credit for working capital and a separate line of credit for equipment financing and the refinancing of the term debt mentioned above. We have not, however, made a commitment to any financial institution as of the date hereof and will continue to investigate the opportunities available to determine which institution best fits our needs. We intend to apply for a working capital line of credit to become independent from Meadow Valley for cash advances for working capital and plan on using the equipment line of credit for the additional capital expenditures discussed below. If we are unable to reach satisfactory terms between us and a financial institution to provide the financing, we will continue to use our current financial institutions and finance the needed equipment with the appropriate institution based on the type of equipment, and available terms offered by the institution. We do not intend to request financing either from or through Meadow Valley for any equipment purchases in the future.

        Over the next 24 months we intend to expand our operations by adding two additional ready-mix production plants, in addition to the one plant added during interim 2005, purchasing related production plant equipment, acquiring the land for one of those sites and completing site improvements for a total of approximately $8.4 million in capital expenditures, of which we anticipate obtaining $2.9 million in new debt agreements and using $5.5 million from the proceeds of the offering. We also intend to lease 38 mixer trucks in addition to the 22 trucks already leased this year. Currently, we do not have a firm commitment from a financial institution to provide financing or leasing agreements for the additional $2.9 million or the additional 38 mixer trucks, but we believe, based on our relationships with our current financial institutions, that we should be able to obtain the needed financing. If we are unable to do so we will lease assets we otherwise intended to purchase or slow our expansion.

        In July 2005, we acquired the rights to a material purchase contract and mining water rights in the northwest Las Vegas area, which we intend to utilize for the manufacturing and production of raw materials and ready-mix concrete. This $2.3 million acquisition was financed with a $1.8 million note payable with an interest rate of prime plus one and one-half percent. We anticipate production of raw materials and ready-mix concrete from this location during the first quarter ending March 31, 2006.

        As a result of the expansion efforts we have already executed, we have entered into additional debt, capital lease and operating lease obligations which, in turn, have increased our fixed minimum monthly payments. To date we have not been impacted by this increase in our fixed minimum monthly payment as our cash flow from operations has provided an amount in excess of the increase in these payments. We do not expect this trend to change in the coming year, but cannot assure that cash inflow from operations will be adequate to provide for cash outflow needed to service all obligations for our expansion efforts.

        The following table sets forth, for the periods presented, certain items from our Statements of Cash Flows.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
	(dollars in thousands)
Cash provided by operating activities	$1,708	$2,161	$5,801	$1,890	$2,469
Cash provided by (used in) investing activities	(817)	(480)	(1,372)	485	(1,150)
Cash used in financing activities	(1,151)	(124)	(3,305)	(2,477)	(1,305)

        Until we terminate, or are otherwise relieved from, our indemnification obligations with Meadow Valley's bonding company, all of our assets will remain collateral for these obligations. In the event of default by Meadow Valley on any of its bonds, our assets could be applied by the bonding company to satisfy any deficiency under the defaulted construction contract guaranteed by the bonds.

Six Months Ended June 30, 2005

        Cash provided by operating activities during interim 2005 amounted to $1.7 million, compared to $2.2 million in the comparable six months ended June 30, 2004. The decrease was primarily due to the increase in our average accounts receivable balance. However, when compared to our revenue for like periods, the average number of days that receivables were outstanding has slightly improved. In addition, prepaid expenses, primarily related to this initial public offering, have required increased expenditures of cash.

        Cash used in investing activities during interim 2005 was primarily the result of our continued expansion efforts through the acquisition of property and equipment in the amount of $.8 million. Our total investing activities related to property and equipment, including non-cash financing of $.5 million, amounted to $1.3 million.

        Cash used in financing activities during interim 2005 was primarily the repayment of notes payable and capital lease obligations of $1.5 million offset by advances from Meadow Valley in the amount of $.4 million. As a result of our continued expansion and use of notes payable and capital lease obligations to finance those expansions, we anticipate that cash used in financing activities will increase over the next 24 months.

Year Ended December 31, 2004

        Cash provided by operating activities during 2004 amounted to $5.8 million, an increase of 207% over the comparable year ending December 31, 2003. The increase was primarily due to our ability to lower our average accounts receivable balance when compared to our revenue. In addition to our improved collection of accounts receivable, we were able to avoid the payment of income taxes as a result of a tax sharing agreement with Meadow Valley.

        Cash used in investing activities during 2004 was primarily the result of our continued expansion efforts through the acquisition of property, equipment and land in the amount of $1.4 million. Our total investing activities related to property, equipment and land, including non cash financing of $5.4 million, amounted to $6.8 million.

        Cash used in financing activities during 2004 was primarily the repayment of notes payable and capital lease obligations of $2.4 million and $1.0 million repaid to Meadow Valley.

Year Ended December 31, 2003

        Cash provided by operating activities during 2003 amounted to $1.9 million, a decrease of 23% over the comparable year ending December 31, 2002. The decrease was primarily due to our accounts receivable balance increasing at a rate greater than our revenue resulting from two customers filing for bankruptcy protection.

        Cash provided by investing activities during 2003 amounted to $.49 million, related primarily to the proceeds from the sale of a parcel of land held for sale in the amount of $.94 million.

        Cash used in financing activities during 2003 was the result of the repayment of notes payable and capital lease obligations in the amount of $2.03 million, including the repayment of $.6 million in relation to the repayment of capital lease obligations.

Year Ended December 31, 2002

        Cash provided by operating activities during 2002 was a result of our ability to defer payments for material and services provided to balance with our growth in our accounts receivable and inventory.

        Cash used in investing activities during 2002 was primarily the purchase of property held for sale in the amount of $.71 million and the purchase of property and equipment in the amount of $.44 million.

        Cash used in financing activities during 2002 amounted to $1.30 million, related primarily to repayment of notes payable and capital lease obligations in the amount of $1.39 million and repayment of an amount owed to an affiliate of $.51 million, offset by the proceeds received from a note payable in the amount of $.60 million.

About Meadow Valley

        Meadow Valley is based in Phoenix, Arizona and is engaged in the construction industry as both a provider of construction services and, through us, as a supplier of construction materials. Meadow Valley's construction services segment specializes in structural concrete construction of highway bridges and overpasses, and the paving of highways and airport runways.

        The following tables present selected historical financial data derived from Meadow Valley's consolidated financial statements, which include our operations.

	Six Months Ended June 30, 2005	Year Ended December 31,
		2004	2003	2002	2001
	(Unaudited)	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$93,369	$166,832	$154,107	$151,047	$174,063
Gross profit	5,585	6,968	6,344	7,532	4,658
Income (loss) from operations	1,773	458	(151)	933	(3,404)
Income (loss) before income taxes	1,953	890	162	937	(3,193)
Net income (loss)	1,250	600	121	738	(2,524)
Basic net income (loss) per common share	$0.34	$0.17	$0.03	$0.21	$(0.71)
Diluted net income (loss) per common share	$0.31	$0.16	$0.03	$0.21	$(0.71)
Basic weighted average common shares outstanding	3,629,028	3,601,250	3,593,102	3,559,938	3,559,938
Diluted weighted average common shares outstanding	4,000,210	3,780,597	3,599,259	3,559,938	3,559,938
Dividends	—	—	—	—	—
		December 31,
	June 30, 2005
		2004	2003	2002	2001
	(Unaudited)	(In thousands)
Financial Position Data:
Working capital	$1,019	$1,750	$5,210	$2,307	$(1,195)
Total assets	65,250	64,785	54,819	57,040	60,191
Long-term debt	9,776	11,786	8,085	11,132	12,449
Stockholders' equity	13,570	12,173	11,573	11,452	10,714

Quantitative and Qualitative Disclosures About Market Risk

        Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not have foreign currency exchange rate and commodity price market risk.

        Interest Rate Risk—From time to time we temporarily invest our excess cash in interest-bearing securities issued by high-quality issuers. We monitor risk exposure to monies invested in securities in our financial institutions. Due to the short time the investments are outstanding and their general liquidity, these instruments are classified as cash equivalents in the consolidated balance sheet and do not represent a material interest rate risk. Our primary market risk exposure for changes in interest rates relates to our long-term debt obligations. We manage our exposure to changing interest rates principally through the use of a combination of fixed and floating rate debt.

        We evaluated the potential effect that near term changes in interest rates would have had on the fair value of our interest rate risk sensitive financial instruments at June 30, 2005. Assuming a 100 basis point increase in the prime interest rate at June 30, 2005 the potential increase in the fair value of our debt obligations would have been approximately $.02 million at June 30, 2005. See Note 7—"Notes payable" and Note 8—"Line of credit" in the accompanying December 31, 2004 financial statements.

Impact of Inflation

        There have been increases in the cost of our raw materials and the transport of those materials, however, we have been able to pass these additional costs on to our customers. Therefore, we believe that inflation has not had a material impact on our operations. However, additional substantial increases in labor costs, worker compensation rates and employee benefits, equipment costs, or material or subcontractor costs could adversely affect our operations in future periods. Furthermore, increased interest rates typically track rising inflation. To the extent that rising interest rates equate to higher home mortgage rates, which have an impact on construction activity, a material rise in the inflation rate could cause a decline in residential or commercial construction and a negative impact on our business.

Critical Accounting Estimates

General

        Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States of America, or "GAAP." We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements. Our significant accounting policies are described below and in Note 1 to our financial statements included elsewhere in this prospectus.

Reportable Segments

        We currently operate our business within one reportable segment of operation. All of the revenue from our customers is substantially from the sale of ready-mix concrete. Ready-mix concrete can have many different variations and characteristics, from the strength of the concrete to its color and consistency. However, we do not maintain the quantity or dollar amount of each variation of our product sold as the variations in the ready-mix concrete sales are simply variations of ready-mix concrete. We also sell sand, aggregate and colored rock from our production facility in Moapa, Nevada, but the primary purpose of this production facility is to provide us with more control over quality and assurance of timely availability of a portion of the raw materials used in the product we sell to customers. The revenue generated from the sale of sand, aggregate and colored rock represented less than 4% of our gross revenue for the six months ended June 30, 2005 and the year ended December 31, 2004. In addition, we view the market similarities between the Phoenix, Arizona and the Las Vegas, Nevada metropolitan areas to be of such a similar nature that we do not distinguish between them.

Collectibility of Account Receivables

        We are required to estimate the collectibility of our account receivables. A considerable amount of judgment is required in assessing the realization of these receivables, including the current credit worthiness of each customer and the related aging of the past due balances. Our provision for bad debt for the six months ended June 30, 2005 amounted to $622,638. Our provision for bad debts for the years ended December 31, 2004 and 2003 amounted to $536,824 and $620,420. The increase in our provision for bad debt for the six months ended June 30, 2005 represented the use of our customary bad debt accrual rate and no write offs during interim 2005. The reduction in our provision for bad debt for the year ended December 31, 2004 reflects the write off of two uncollectible accounts receivable in 2004. We determine our reserve by using percentages applied to certain types of revenue, as well as a review of individual accounts outstanding and our collection history. Furthermore, if one or more major customer should not pay us, it would significantly affect our current results as well as future estimates. We pursue our lien rights to minimize our exposure to delinquent accounts.

Valuation of Property, Plant and Equipment

        We are required to provide property and equipment net of depreciation and amortization expense. We expense depreciation and amortization utilizing the straight-line method, over what we believe to be the estimated useful lives. Leasehold improvements are amortized over their estimated useful lives or the lease term, whichever is shorter. The estimated useful lives of property and equipment are:

Computer equipment	5 years
Equipment	3-8 years
Batch Plants	6-15 years
Vehicles	5 years
Office furniture and fixtures	7 years
Leasehold improvements	2-10 years

        The life on any piece of equipment can vary, even within the same category of equipment, due to the quality of the maintenance, care provided by the operator and the general environmental conditions, such as temperature, rain and the terrain conditions to reach the job site where the material is delivered. We maintain, service and repair approximately 95% of our equipment through the use of our mechanics. If we inaccurately estimate the life of any given piece of equipment or category of equipment we may be overstating or understating earnings in any given period.

        We also review our property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The impairments are recognized in the period during which they are identified. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Classification of Leases

        We follow the standards established by Financial Accounting Standards No. 13, Accounting for Leases, which we will refer to as "FAS 13." One factor when determining if a lease is an operating lease or a capital lease is the intention from the inception of the lease regarding the final ownership, or transfer of title, of the asset to be leased. We are currently leasing 52 ready-mix trucks under operating lease agreements, since at the inception of those leases we had not intended to take title to those vehicles at the conclusion of the leases. Therefore, we did not request transfer of ownership provisions at the conclusion of the leases such as bargain purchase options or direct transfers of ownership. Since we do not intend to take ownership at the conclusion of the leases and we do not meet the remaining criteria of FAS 13 for capitalization, the leases are classified as operating leases. If we would have desired at the inception of the leases to have the ownership transfer at the conclusion of the leases, we would have classified those leases as capital leases and would have recorded the ready-mix trucks as assets on our balance sheet as well as recording the liability as capital lease obligations. We believe that the lease expense under the operating lease classification approximates the depreciation expense which would have been incurred if the leases would have been classified as capital leases.

Summary of Contractual Obligations and Commercial Commitments

        Contractual obligations at June 30, 2005, and the effects such obligations are expected to have on liquidity and cash flow in future periods, are summarized as follows:

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)
Contractual Obligations
Long-term debt	$6,334	$2,426	$2,678	$1,230	$—
Interest on long term debt(1)	684	318	296	70	—
Capital lease obligations	1,018	504	514	—	—
Operating leases	6,691	2,129	3,165	1,397	—
Purchase obligations	6,010	1,333	2,471	2,206	—
Other long-term liabilities(2)	1,272	501	771	—	—

Total contractual obligations	$22,009	$7,211	$9,895	$4,903	$—

(1)
Interest payments are based on the individual interest rates of each obligation, which range from 5.22% to 8.55% per annum. We do not assume an increase in the variable interest rate. See Note 7—"Notes payable" and Note 8—"Line of credit" in the accompanying financial statements.

(2)
Other long-term liabilities include employment contracts with two of our key executive officers that call for annual salaries of $127,000 and $110,000 through January 2008, respectively, and are to be reviewed annually by our Compensation Committee. In addition, other long-term liabilities include the administrative services agreement with Meadow Valley in the amount of $22,000 per month expiring December 31, 2008.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board or "FASB" issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs." SFAS 151 amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material affect on our financial position or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets." SFAS 153 amends the guidance in APB No. 29, "Accounting for Nonmonetary Assets." APB No. 29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15,

2005. The adoption of SFAS 153 is not expected to have a material affect on our financial position or results of operations.

        In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 ("SFAS 123(R)"), "Share-Based Payment." The SFAS 123(R) revision established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that do not file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management has not yet determined the effects of adopting this statement on our financial position or results of operations.

        On June 1, 2005, the FASB issued Statement of Financial Accounting Standards No. 154, ("SFAS 154"), "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires the retrospective application to prior periods' financial statements of the direct effect of a voluntary change in accounting principle unless it is impracticable. APB No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FASB stated that SFAS 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. Unless early adoption is elected, SFAS 154 is effective for fiscal years beginning after December 15, 2005. Early adoption is permitted for fiscal years beginning after June 1, 2005. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. We do not believe that the adoption of SFAS 154 will have a material effect on our results of operations or financial position.

Our Business

Introduction

        Since our inception in 1997, our operations have consisted principally of formulating, preparing and delivering ready-mix concrete to the job sites of our customers. We provide services to reduce our customers' overall construction costs by lowering the installed, or in-place, cost of concrete. These services include the formulation of new mixtures for specific design uses, on-site and lab-based product quality control and delivery programs configured to meet our customers' needs.

        We currently operate two ready-mix concrete plants in the metropolitan Phoenix, Arizona area, two ready-mix concrete plants in the metropolitan Las Vegas, Nevada area, a ready-mix plant in Moapa, Nevada, and a sand and gravel crushing and screening facility in Moapa, which provides raw materials for our Las Vegas and Moapa ready-mix concrete plants.

        Prior to the completion of this offering, we have been funded, owned and controlled by Meadow Valley Corporation. As a provider of construction services in the heavy construction sector, Meadow Valley has purchased a small amount of our products for its construction projects. Purchases for the six months ended June 30, 2005 amounted to $.50 million. Purchases for the years ended December 31, 2004 and 2003 amounted to $.47 million and $.14 million. Our business is not dependent upon Meadow Valley.

        For the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003, our revenue was $31.8 million, $59.1 million and $44.1 million. Our revenue mix was approximately divided as follows:

	June 30, 2005	December 31, 2004	December 31, 2003
Commercial and industrial construction	29%	34%	21%
Residential construction	54%	47%	66%
Street and highway construction and paving	8%	5%	3%
Other public works and infrastructure construction	9%	14%	10%

Total	100%	100%	100%

        We attribute the growth of our business since 1997 in part to our being located in two of the fastest growing metropolitan areas in the United States. According to the 2000 U.S. Census, Las Vegas, Nevada was the fastest growing metro area in the country from 1990 to 2000 at 83.33% and Phoenix, Arizona was ranked 8th at 45.27%. More recently, the U.S. Census Bureau has estimated that Maricopa County, Arizona (which includes Phoenix) ranks first in the nation in numerical population growth for the period between July 1, 2000 and July 1, 2004 and Clark County, Nevada (which includes Las Vegas and Moapa) ranks 4th for the same period. We believe another component of our growth has been our commitment to satisfy our customers' needs and our ability to maintain relationships with them. We also strive to utilize the best available technology and equipment to enhance our business and performance.

Industry Overview

General

        Annual usage of ready-mix concrete in the United States is approximately 400 million cubic yards, or $30 billion. The total concrete market closely mirrors the trends of the total cement market and total construction market. In 2004 the construction industry reported its strongest year since the late

1990's with an estimated growth rate of 9%. Recent industry publications report that economists are predicting that 2005 will set a new record for overall construction volume, growing from 2% to 6% year over year. Predictions are that residential housing will slow somewhat from its third straight year of double-digit growth, but that increases in both the commercial and public work sectors will provide continued momentum in the construction market. Historically, the use of ready-mix concrete can roughly be segregated into the various sectors of the construction market as follows:

Commercial and industrial construction	22%
Residential construction	31%
Street and highway construction and paving	32%
Other public works and infrastructure construction	15%

Total	100%

        Ready-mix concrete is a versatile, low-cost manufactured material that the construction industry uses in substantially all of its projects. It is a stone-like compound that results from combining fine and coarse aggregates, such as sand, gravel and crushed stone, with water, various admixtures and cement. Ready-mix concrete can be manufactured in thousands of variations which in each instance may reflect a specific design use. Manufacturers of ready-mix concrete generally maintain at least one day's inventory of raw materials and must coordinate their daily material purchases with the time-sensitive delivery requirements of their customers.

        Ready-mix concrete begins to harden when mixed and generally becomes difficult to place after 90 minutes from mixing. This characteristic generally limits the market for a permanently installed ready-mix plant to an area within a 25-mile radius of its location. Concrete manufacturers produce ready-mix concrete in batches at their plants and use mixer and other trucks to distribute and place it at the job sites of their customers. These manufacturers generally do not provide paving or other finishing services that construction contractors or subcontractors typically perform.

        On the basis of information provided by the National Ready-Mix Concrete Association, in addition to vertically integrated manufacturers of cement and ready-mix concrete, we believe more than 2,500 independent producers such as ourselves currently operate a total of approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service.

        Recently, barriers to the start-up of a new ready-mix concrete manufacturing operation were historically low. However, public concerns over the dust, noise and heavy mixer and other truck traffic associated with the operation of ready-mix concrete plants and their general appearance have made obtaining the necessary permits and licenses required for new plants more difficult. Delays in the regulatory process, when coupled with the substantial capital investment that start-up operations require, have raised the barriers to entry for new companies entering the industry.

Significant Factors Impacting the Market for Ready-Mix Concrete

        On the basis of available industry information, we believe that ready-mix concrete revenue as a percentage of total construction expenditures in the United States has increased over the last five years. In addition to favorable trends in the overall economy of the United States, we believe three significant factors have been expanding the market for ready-mix concrete in particular:

  •
  the increased level of industry-wide promotional and marketing activities;

  •
  the development of new and innovative uses for ready-mix concrete; and

  •
  the enactment of federal highway funding legislation.

Increased Level of Industry-Wide Promotional and Marketing Activities

        We believe industry participants have only in recent years focused on and benefited from promotional activities to increase the industry's share of street, highway and residential construction expenditures. Many of these promotional efforts resulted from an industry-wide initiative called RMC 2000, a program that was established in 1993, and has been adopted by the National Ready-Mix Concrete Association, the industry's largest trade organization. The principal goals of RMC 2000 have been to (1) promote ready-mix concrete as a building and paving material and (2) improve the overall image of the ready-mix concrete industry. We believe RMC 2000 has been a catalyst for increased investment in concrete promotional activities.

Development of New and Innovative Ready-Mix Concrete Products

        Ready-mix concrete has many attributes that make it a highly versatile construction material. In recent years, industry participants have developed various product innovations, including:

  •
  concrete housing;

  •
  precast modular paving stones;

  •
  prestressed concrete railroad ties to replace wood ties;

  •
  continuous-slab rail-support systems for rapid transit and heavy-traffic intercity rail lines; and

  •
  concrete bridges, tunnels and other structures for rapid transit systems.

        Other examples of successful innovations that have opened new markets for ready-mix concrete include:

  •
  highway median barriers;

  •
  highway sound barriers;

  •
  paved shoulders to replace less permanent and increasingly costly asphalt shoulders;

  •
  parking lots providing a long-lasting and aesthetically pleasing urban environment; and

  •
  colored pavements to mark entrance and exit ramps and lanes of expressways.

Enactment of Highway Funding Legislation

        The Federal Transportation Equity Act for the 21st Century, commonly called TEA-21, was the largest public works funding bill in the history of the United States. It became effective in June 1998 and provided a $218 billion budget for federal highway, transit and safety spending for the six-year period from 1998 through 2003. This represented a 43% increase over the funding levels authorized under its predecessor, the Intermodal Surface Transportation Efficiency Act, which provided federal transportation funding for the immediately preceding six-year period. In July 2005, the House and Senate approved a $286.4 billion six year reauthorization bill that takes transportation funding through Federal fiscal year 2009. This new bill is approximately a 30% increase over the previous bill. While funding amounts under the new bill vary from state to state, passage of the bill demonstrates Congress' commitment to the continued development of the country's infrastructure.

Business Strategy

        Our objective is to expand the geographic scope of our operations, initially within the metropolitan areas of Las Vegas, Nevada and Phoenix, Arizona, to become a leading value-added provider of ready-mix concrete and related services in each market. We plan to achieve this objective by:

  •
  increasing our operating assets and marketing presence within our two existing metropolitan markets;

  •
  expanding beyond the metropolitan areas of our two existing markets but initially within the states of Nevada and Arizona; and

  •
  continuing our operating strategy aimed at increasing revenue growth and market share, achieving cost efficiencies and enhancing profitability.

        We intend to continue to manage our operations on a relatively decentralized basis to allow the local management within our state markets to focus on their existing customer relationships and local strategy. Our executive management team will be responsible for executing our company-wide strategy, including execution and integration and initiating and overseeing operational improvements.

Increasing Our Operating Assets and Marketing Presence within Our Two Existing Metropolitan Markets

        We intend to use a substantial portion of the proceeds of the offering to build one ready-mix concrete plant in the Phoenix metropolitan area and two in the Las Vegas metropolitan area. We will also acquire approximately 20 ready-mix trucks for each plant constructed. Finally, we will expand our marketing staff in order to compete for business in both metropolitan markets.

Expanding Beyond the Metropolitan Areas of Our Two Existing Markets

        We will seek to enter new geographic sub-markets initially within the Phoenix and Las Vegas metropolitan areas. These markets will likely be located at the outer edges of the two metropolitan markets, but at a sufficient distance from these metropolitan markets so as to require the development of newer plants to service job sites in the areas.

Continuing Our Existing Operating Strategies

        We intend to continue to implement an operating strategy which we believe will (1) increase revenue and market share through increased marketing and sales initiatives and enhanced operations and (2) achieve further cost efficiencies.

        Increasing Marketing and Sales Initiatives and Enhancing Operations.    Our basic operating strategy will continue to emphasize the sale of value-added product to customers who are more focused on reducing their installed, or in-place, concrete costs than on the price per cubic yard of the ready-mix concrete they purchase. Key elements of this service-oriented strategy include:

  •
  developing additional local-level marketing and sales expertise;

  •
  establishing company-wide quality control improvements;

  •
  developing and implementing training programs that emphasize successful marketing, sales and training techniques and the sale of high-margin concrete mix designs; and

  •
  investing in computer and communications technology at each of our locations to improve purchasing, accounting, load dispatch, delivery efficiency and reliability and customer relations.

        Achieving Cost Efficiencies.    We will continue to seek to reduce our operating expenses by eliminating duplicative administrative functions and consolidating other functions between our various plants and facilities. In addition, we believe that, as we increase in size, we should experience reduced costs as a percentage of revenue in such areas as:

  •
  materials procurement;

  •
  purchases of mixer trucks and other equipment, spare parts and tools;

  •
  vehicle and equipment maintenance;

  •
  equipment financing terms;

  •
  employee benefit plans; and

  •
  insurance and other risk management programs.

Products and Services

Ready-Mix Concrete

        Dry batched concrete is mixed in the mix truck in route to the job site, whereas wet batched concrete is mixed at the plant and then delivered to the job site. We produce dry batched ready-mix concrete products which requires us to proportion the dry components, add water when the components are in the ready-mix truck and then deliver the product in an unhardened state, which we refer to as a plastic state, for placement and shaping into designed forms at the job site. Selecting the optimum mix for a job entails determining not only the ingredients that will produce the desired permeability, strength, appearance and other properties of the concrete after it has hardened and cured, but also the ingredients necessary to achieve a workable consistency under the weather and other conditions at the job site. We can achieve product differentiation for the mixes we offer because of the variety of mixes we are able to produce, our production capacity and our scheduling, delivery and placement reliability. We also believe we distinguish ourselves with our value-added service approach that emphasizes reducing our customers' overall construction costs by lowering the installed, or in-place, cost of concrete.

        From a contractor's perspective, the in-place cost of concrete includes both the amount paid to the ready-mix concrete manufacturer and the internal costs associated with the labor and equipment the contractor provides. A contractor's unit cost of concrete is often only a small component of the total in-place cost that takes into account all the labor and equipment costs required to place and finish the ready-mix concrete, including the cost of additional labor and time lost due to substandard products or delivery delays. By carefully designing proper mixes and using recent advances in mixing technology, we assist our customers in reducing the amount of reinforcing steel and labor required in various applications.

        We provide a variety of services in connection with our sale of ready-mix concrete which can help reduce our customers' in-place cost of concrete. These services include:

  •
  production of new formulations and alternative product recommendations that reduce labor and materials costs;

  •
  quality control, through automated production and testing, that ensures consistent results and minimizes the need to correct completed work; and

  •
  scheduling and tracking systems that ensure timely delivery and reduce the downtime incurred by the customer's finishing crew.

        We produce ready-mix concrete by combining the desired type of cement, sand, gravel and crushed stone with water and typically one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

        We use a variety of chemical admixtures to achieve one or more of five basic purposes:

  •
  relieve internal pressure and increase resistance to cracking in cold weather;

  •
  retard the hardening process to make concrete more workable in hot weather;

  •
  strengthen concrete by reducing its water content;

  •
  accelerate the hardening process and reduce the time required for curing; and

  •
  facilitate the placement of concrete having low water content.

        We use various mineral admixtures as supplementary cementing materials to alter the permeability, strength and other properties of concrete. These materials include fly ash, ground granulated blast-furnace slag and silica fume. We may also use fibers, such as steel, glass, synthetic and carbon filaments, as an additive in various formulations of concrete. Fibers help to control shrinkage and cracking, thus reducing permeability and improving abrasion resistance. In many applications, fibers replace welded steel wire and reinforcing bars. Relative to the other components of ready-mix concrete, these additives generate comparatively high margins.

Operations

        We have made substantial capital investments in equipment, systems and personnel at our concrete plants to facilitate continuous multi-customer deliveries of a highly perishable product.

        Our ready-mix concrete plants consist of four permanent installations and two portable facilities. Several factors govern the choice of plant type, including:

  •
  capital availability;

  •
  production consistency requirements; and

  •
  daily production capacity requirements.

        The market primarily will drive our future plant construction decisions. The relevant market factors include:

  •
  the expected production demand for the plant;

  •
  the expected types of projects the plant will service; and

  •
  the desired location of the plant.

        We intend to also use portable plants, which include dry batch facilities, such as we operate in Moapa, Nevada, to service large, long-term jobs and jobs in remote locations.

        We produce ready-mix concrete in batches. The batch operator in a dry batch plant simultaneously loads the dry components of stone, sand and cement with water and admixtures in a mixer truck that begins the mixing process during loading and completes that process while driving to the job site. In a wet batch plant, the batch operator blends the dry components and water in a plant mixer from which he loads the already mixed concrete into the mixer truck, which leaves for the job site promptly after loading.

        Mixer trucks slowly rotate their loads on route to job sites in order to maintain product consistency. A mixer truck typically has a load capacity of ten cubic yards, or approximately 20 tons, and a useful life of 12 years, although for accounting purposes we depreciate them over five years. In addition to normal maintenance, after five years, some components of the mixer trucks require refurbishment. A new truck of this size currently costs approximately $135,000 to $140,000. We currently operate a fleet of 146 mixer trucks and expect to lease up to 38 additional trucks within the next 24 months using traditional operating leases offered by financial institutions. We currently do not have a firm commitment from any financial institution to provide the needed lease financing for these transactions, but we believe through our current providers of financing, that we should be able to obtain the necessary credit facility.

        In our manufacture and delivery of ready-mix concrete, we emphasize quality control, pre-job planning, customer service and coordination of supplies and delivery. A typical order contains various specifications that the contractor requires the concrete to meet. After receiving the specifications for a particular job, we formulate a variety of mixtures of cement, aggregates, water and admixtures which will meet or exceed the contractor's specifications. We perform testing to determine which mix design is most appropriate to meet the required specifications. The test results enable us to select the mixture that has the lowest cost and meets or exceeds the job specifications. We also maintain a project file that details the mixture to be used when the concrete for the job is actually prepared. For quality control purposes, we maintain batch samples of concrete from selected job sites.

        We prepare bids for particular jobs based on the size of the job, location, desired profit margin, cost of raw materials and the design mixture identified in our testing process. If the job is large enough, we will obtain quotes from our suppliers as to the cost of raw materials we will use in preparing the bid. Once we obtain a quotation from our suppliers, the price of the raw materials for the specified job is established. Several months may elapse from the time a contractor has accepted our bid until actual delivery of the ready-mix concrete begins. During this time, we maintain regular communication with the contractor concerning the status of the job and any changes in the job's specifications in order to coordinate the multi-sourced purchases of cement and other materials we will need to fill the job order and meet the contractor's delivery requirements. We must confirm that our customers are ready to take delivery of manufactured product throughout the placement process. On any given day, a particular plant may have production orders for many customers at various locations throughout its area of operation. To fill an order:

  •
  the dispatch office coordinates the timing and delivery of the concrete to the job site;

  •
  an operator supervises and coordinates the receipt of the necessary raw materials and operates the hopper that dispenses those materials into the appropriate storage bins;

  •
  a batch operator prepares the specified mixture from the order and oversees the loading of the mixer truck with dry ingredients and water; and

  •
  the driver of the mixer truck delivers the load to the job site, discharges the load and, after washing the truck, departs at the direction of the dispatch office.

        We track the status of each mixer truck as to whether a particular truck is:

  •
  loading concrete;

  •
  in route to a particular job site;

  •
  on the job site;

  •
  being washed; or

  •
  in route to a particular plant.

        We are continuously updated by the individual mixer truck operators as to their status. In this manner, we are able to determine the optimal routing and timing of subsequent deliveries by each mixer truck and to monitor the performance of each driver.

        A plant manager oversees the operation of each plant. Our employees also include:

  •
  maintenance personnel who perform routine maintenance work throughout our plants;

  •
  mechanics who perform substantially all the maintenance and repair work on our vehicles;

  •
  quality control staff who prepare mixtures for particular job specifications;

  •
  various clerical personnel who are responsible for the day-to-day operations; and

  •
  sales personnel who are responsible for identifying potential customers and maintaining existing customer relationships.

        We generally operate on a single shift although we have the capability of conducting 24 hour a day operations during times of heavy demand.

Cement and Raw Materials

        We obtain most of the materials necessary to manufacture ready-mix concrete at each of our facilities on a daily basis. These raw materials include cement, which is a manufactured product, stone, gravel and sand. Each plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for at least one day. Cement represents the highest cost material used in manufacturing a cubic yard of ready-mix concrete, while the combined cost of the stone, gravel and sand used is slightly less than the cement. In each of our markets, we purchase these materials from any one of several suppliers. We also lease and operate our own sand and aggregate production facility in Moapa, Nevada, approximately 50 miles from Las Vegas, which we use to provide raw materials to our Las Vegas concrete plants. The current term of the 40 acre Moapa mineral lease expires on January 1, 2009 and we have the right, so long as we are not in default under the agreement, to extend our lease for an additional ten years. In July 2005, we acquired rights to a material purchase contract and mining water rights in the northwest metropolitan Las Vegas area, which we intend to utilize for the manufacturing and production of raw materials and ready-mix concrete. The 40 acre material purchase contract expires in April 2006, at which time we intend renew the contract. At our Arizona locations, our supply contracts for sand and gravel have remaining terms ranging from approximately four to five years. We do not have any written supply agreements with any cement supplier. During 2004, we purchased and leased a number of portable and fixed cement storage containers and expanded our transportation fleet to include truck-pulled cement trailers to permit us the advantage of hauling and storing cement at any time it was available. This action minimized the impact of spot shortages of cement when they occurred in our marketplace.

        Since we do not produce all of the rock and sand used in our ready-mix concrete, but only that used in certain plant locations, we have entered into lease agreements with third party sand and gravel producers to establish our ready-mix plants on their properties in exchange for our agreeing to purchase their rock and sand as a raw material for our products. These leases are long term in nature, from five to ten years, and generally have renewal options for additional terms. The obligations to purchase the rock and sand from these lessors may also contain provisions to pay minimum monthly amounts regardless of our consumption levels, but in some cases, do allow for past payments to apply toward future use. These types of leases reduce the amount of capital equipment we would otherwise need to perform our own crushing and screening and also eliminate the need to own or lease our own mining properties. The leases also specify parameters for the quality of the rock and sand to be supplied by the lessors. These leases are important to us as they are the basis upon which we obtain rock and sand from which we produce ready-mix concrete at these plant locations. In addition, we do not produce any of the cement used in our operation. As mentioned above, we purchase this primary component, used to produce ready-mix concrete, from a number of suppliers. We do not have contractual obligations with our suppliers to purchase cement. However, the symbiotic relationship between cement suppliers and us provides us with some assurance that we will be able to obtain the cement to produce ready-mix concrete to meet our customers demands.

Sales and Marketing

        General contractors typically select their suppliers of ready-mix concrete. In large, complex projects, an engineering firm or division within a state transportation or public works department may influence the purchasing decision, particularly where the concrete has complicated design specifications. In those projects and in government-funded projects generally, the general contractor or project engineer usually awards supply orders on the basis of either direct negotiation or competitive bidding. We believe that the purchasing decision in many cases ultimately is relationship-based. Our marketing efforts target general contractors, design engineers and architects whose focus extends beyond the price of ready-mix concrete to product quality and consistency and reducing their in-place cost of concrete.

        We currently have 10 full-time sales persons and intend to hire approximately eight additional sales people as our new Arizona and Nevada concrete plants are opened. We also intend to develop and implement training programs to increase the marketing and sales expertise and technical abilities of our staff. Our goal is to maintain a sales force whose service-oriented approach will appeal to our targeted prospective customers and differentiate us from our competitors.

Customers

        For the six months ended June 30, 2005, one customer, Total Concrete, LLC, accounted for 14.6% of our revenue. For the six months ended June 30, 2005, revenue from our top ten customers represented 56.1% of our revenue. For the year ended December 31, 2004, one customer, Total Concrete, LLC accounted for 15.4% of our revenue. For the year ended December 31, 2003, no customer accounted for 10% or more of our revenue. For the years ended December 31, 2004 and 2003, revenue from our top ten customers represented 50.2% and 42.7% of our revenue.

        We rely heavily on repeat customers. We estimate that repeat customer revenue for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 accounted for approximately 99%, 98% and 98% of our revenue. Management and dedicated sales personnel at each of these businesses have been responsible for developing and maintaining successful long-term relationships with key customers. We believe that by operating in more markets, we will be in a better position to market to and service larger regional contractors.

Training and Safety

        Our future success will depend, in part, on the extent to which we are able to attract, retain and motivate qualified employees. We believe that our ability to do so will depend on the quality of our recruiting, training, compensation and benefits, the opportunities we afford for advancement and our safety record. Historically, we have supported and funded continuing education programs for our employees. We intend to continue to expand these programs. We require all field employees to attend periodic safety training meetings and all drivers to participate in training seminars followed by certification testing. We expect to hire, in the future, a full-time safety director who will supervise a unified, company-wide safety program.

Competition

        The ready-mix concrete industry is highly competitive. Our competitive position in our two markets depends largely on the location in relation to our job sites and the operating costs of our ready-mix concrete plants as well as prevailing ready-mix concrete prices in each market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service as well as price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies.

        Our direct competitors include Rinker Materials, Nevada Ready Mix, Silver State Materials and All Star Ready Mix in Nevada and Rinker Materials, Cemex, Vulcan Materials and Hanson Materials in Arizona. We also face significant competition from many smaller ready-mix concrete providers. We believe we compete favorably with all of our competitors due to our plant locations, quality of our raw materials, our delivery and service, and our competitive prices. However, competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do have competitive advantages over us for jobs that are particularly price-sensitive. Moreover, competitors having greater financial resources than we to invest in new mixer trucks or build plants in new areas also have competitive advantages over us.

Employees

        At July 23, 2005 we had approximately 27 salaried employees, including executive officers, management personnel, sales personnel, technical personnel, administrative staff and clerical personnel, and approximately 235 hourly personnel generally employed on an as-needed basis, including 176 truck drivers. The number of employees fluctuates depending on the number and size of projects ongoing at any particular time, which may be impacted by variations in weather conditions and length of daylight hours throughout the year. None of our employees belong to a labor union and we believe our relationship with our employees is satisfactory.

Facilities and Equipment

        Currently, we operate a fleet of 146 owned and leased ready-mix trucks, which are serviced by our mechanics. We believe these vehicles are generally well-maintained and adequate for our operations. The average age of our ready-mix trucks is approximately five years. Since inception, we have elected to finance the purchase of our trucks and other plant equipment with operating leases upon terms generally available in the industry and at rates disclosed in our financial statements. When placing orders for new equipment, it can be expected that lead times may be as much as four to six months, therefore, actual delivery may not necessarily meet the timing of our production needs and can cause disruption of service or diminished productivity.

        We have used a broad range of financing arrangements to acquire the equipment necessary for our business. We commonly lease our trucks and other operating equipment, which we believe has allowed us to minimize the initial cash outlay for such equipment when we initiated our business. The terms of these equipment leases are similar to other equipment leases and specify a term, a monthly payment, usually require a down payment, and may or may not specify a buyout option.

        The chart below summarizes our operating and office facilities which we believe are sufficient for our immediate needs.

Location	Purpose	Approximate Building Size in Square Feet	Approximate Land in Acres	Owned or Leased	Monthly Rental	Lease Expires
3430 East Flamingo Suite 100 Las Vegas, Nevada	Corporate Office	5,000	—	Leased	$7,990	4/30/2006
2601 East Thomas Road Suite 120 Phoenix, Arizona	Area Office	3,200	—	Leased	$4,252	8/31/2006
109 West Delhi North Las Vegas, Nevada	Ready-mix production facility	4,470	5	Owned	—	—
11500 West Beardsley Rd. Sun City, Arizona(1)	Ready-mix production facility	440	5	Leased	—	5/31/2010
39245 North Schnepf Rd. Queen Creek, Arizona	Ready-mix production facility	440	5	Owned	—	—
7613 Commercial Way Henderson, Nevada	Ready-mix production facility	720	5	Leased	$9,000	11/30/2005
Moapa, Nevada(1)	Sand, aggregate and decorative rock production facility Ready-mix production facility	840 440	40 —	Leased —	— —	1/1/2009 —
Richmar Ave. Las Vegas, Nevada	Future ready-mix production facility	—	5	Owned	—	—
Northwest Las Vegas(1) Las Vegas, Nevada	Future sand and aggregate production facility Ready-mix production facility	—	40	Leased	—	4/30/2006

(1)
Our facility rent is included in the cost of the materials which we purchase from the lessors.

Governmental Regulation and Environmental Matters

        A wide range of federal, state and local laws apply to our operations, which include the regulation of:

  •
  zoning regulations;

  •
  street and highway usage;

  •
  noise levels; and

  •
  health, safety and environmental matters.

        In many instances, we are required to have certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable laws could result in substantial fines or possible revocation of our authority to conduct some of our operations.

        Environmental laws that impact our operations include those relating to air quality, solid waste management and water quality. Environmental laws are complex and subject to frequent change. These laws impose strict liability in some cases without regard to negligence or fault. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, businesses may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws also expose us to liability for the conduct of or conditions caused by others, or for acts which complied with all applicable laws when performed. We are not aware of any environmental issues which we believe are likely to have a material adverse effect on our business, financial condition or results of operations, but we can provide no assurance that material liabilities will not occur. There also can be no assurance that our compliance with amended, new or more stringent laws, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional, material expenditures. Additionally, OSHA and the Mining Safety and Health Agency have established requirements for our training programs and dictate working conditions which we must meet.

        We have all material permits and licenses required to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our capital expenditures relating to environmental matters have not been material. We do not currently anticipate any material adverse effect on our business or financial position as a result of our future compliance with existing environmental laws controlling the discharge of materials into the environment.

        We also require permits to obtain and use water in connection with our production of ready-mix concrete. We believe we have access to, and permitting for, sufficient water supplies to maintain our operations in Arizona and Nevada for the foreseeable future.

Liability and Insurance

        Our business is subject to claims and litigation brought by employees, customers and third parties for personal injuries, property damages, product defects and delay damages, that have, or allegedly have, resulted from the conduct of our operations.

        Our operations involve providing blends of ready-mix concrete that are required to meet building code or other regulatory requirements and contractual specifications for durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide product in accordance with these requirements and specifications, claims may arise against us or our reputation could be damaged. Although we have not experienced any material claims of this nature in the past, we may experience such claims in the future. In addition, our employees perform a significant portion of their work moving and storing large quantities of heavy raw materials, driving large mixer trucks in heavy traffic conditions and pouring concrete at construction sites or in other areas that may be hazardous. These operating hazards can cause personal injury and loss of life, damage to or destruction of property and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations, and we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable.

Litigation

        Meadow Valley's subsidiary, Meadow Valley Contractors, Inc., has been named in two civil actions filed in Nevada District Court, Clark County, Nevada as a result of a fatal traffic accident involving a truck driven by one of our employees. The first complaint, Case No. A485620, was filed on April 14,

2004 and is a civil action titled Shotzie Thomas, individually and as Administratrix of the Estate of Emberly Thomas, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas and Does I-X and Roes I-X. In March 2005, the estate of Emberly Thomas settled for an undisclosed amount which was paid by Meadows Valley's insurance company. The second complaint, Case No. A490720, was filed August 19, 2004 and is a civil action titled Arthur M. Hoolmalu, individually and as Special Administrator of the Estate of Tulare M. Adams, deceased, and Sandra K. Adams and Michael Adams, dependent parents, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas, American Family Insurance Company and Does I-X and Roes I-X. The complaint seeks damages from Meadow Valley for losses suffered by the plaintiffs as a result of the accident. We are not named directly or indirectly in the civil action, but we could be added as a party defendant in the future. We believe that the actions do not have merit and even if they had merit, any damages awarded would be less than our insurance limits. However, since the complaints seek damages in a non-specific amount in excess of $10,000, this could be over our insurance coverage. There can be no assurances that any recovery will be within our insurance coverage.

Management

        Information concerning our directors and executive officers is set forth below:

Name	Age	Position	Officer or Director Since
Bradley E. Larson	50	Chief Executive Officer and Director	1996
Robert R. Morris	60	President and Director	1996
Robert A. De Ruiter	45	Vice President	2005
Clint Tryon	35	Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer	2002
Kenneth D. Nelson	47	Vice President and Director	1996
Alan A. Terril	64	Vice President	1996
Charles R. Norton	63	Director	2005
Earle C. May	87	Director	2005
Charles E. Cowan	58	Director	2005
Dan H. Stewart	52	Director	2005

        Messrs. Larson, Tryon, Nelson and Terril are the Chief Executive Officer, Principal Accounting Officer, Chief Administrative Officer and Chief Operating Officer, respectively, of Meadow Valley, our sole shareholder. These individuals spend approximately 15% of their time working for us and we do not pay Meadow Valley directly for their services. However, we pay $22,000 per month to Meadow Valley under an Administrative Services Agreement, which is discussed under "Related Party Transactions," below, for the services of Messrs. Larson and Tryon as well as for other administrative services provided by Meadow Valley to us. Messrs. Morris and De Ruiter have the principal responsibility for our day-to-day operations. We intend to hire a full time Chief Financial Officer following completion of the offering.

        Bradley E. Larson has been the Chief Executive Officer of Meadow Valley Corporation, our sole shareholder, since 1995. He has been an executive officer and director of our company since inception in June 1996. Mr. Larson was employed by Tanner Companies, a contracting and materials company located in Phoenix, Arizona, from 1976 until 1994. He was Division President of the Western Arizona region for Tanner from 1984 to 1988, Vice President of Operations from 1988 to 1989 and President of Tanner's Construction Division from 1989 until 1994. Mr. Larson earned a BSE degree in Industrial Engineering from Arizona State University in 1979. He has been active in several construction industry associations and is past Chairman and Director of The Arizona Rock Products Association and past Director of the Arizona Heavy Highway Chapter of the Associated General Contractors.

        Robert R. Morris has been the President of our company since he initiated our business for us as a start-up in 1996. In 2005 he was appointed as a director. From 1985 to 1996 he was the Sales Manager for Bonanza Materials, a Henderson, Nevada, ready-mix concrete producer. From 1983 to 1985 he was Vice President of Sales for Basic Ready Mix, a ready-mix concrete producer also located in Henderson, Nevada.

        Robert A. De Ruiter has been the General Manager of our metropolitan Phoenix, Arizona ready-mix concrete business since we organized our Phoenix operations in 2000. In January 2005 Mr. De Ruiter was named our Vice President. From 1998 to 2000 he was the Regional Manager for Mineral Resources Technologies, Phoenix, Arizona, where he was responsible for operation, sales and marketing of mineral resources fly ash products in Arizona, New Mexico, Texas and California. From 1995 to 1998, Mr. De Ruiter was a Technical Sales Representative for Grace Construction Products, Las Vegas, Nevada, and he sold concrete admixtures to concrete producers, contractors, architects and engineers. From 1990 to 1995, he was a sales representative for Sunward Materials, Phoenix, Arizona, where he sold concrete and aggregate to contractors, architects and engineers.

        Clint Tryon joined Meadow Valley Corporation in May 2002 and was named its Secretary, Treasurer and Principal Accounting Officer in September 2002. He joined our company in September 2002 as our Secretary and Treasurer and was named our Chief Financial Officer in January 2005. Mr. Tryon received his Bachelor of Science degree with a major in Finance from the University of Nevada Las Vegas in 1993. He then completed his post-baccalaureate certificate in accountancy from Arizona State University West in 1997 and received his Certified Public Accountant's certificate from the State of Arizona in 1997. From 1996 to 1999 he was a supervisor at Toback CPAs/ McGladrey & Pullen. From 1999 to 2002 he held a regional financial reporting role for International FiberCom.

        Kenneth D. Nelson has been an executive officer and director of our company since 1996 and has been involved in the financial reporting and operations management areas of the construction industry since 1982. He joined Meadow Valley in April 1989, became its Vice President of Finance in February 1992 and its Vice President and Chief Administrative Officer in April 1996. Mr. Nelson earned a Bachelors of Science Degree in Business Administration from Arizona State University in 1984.

        Alan A. Terril has been an executive officer of our company since 1996. He joined Meadow Valley in May 1992, became its Vice President—Nevada Operations in October 1993 and its Chief Operating Officer in March 2001.

        Charles R. Norton has been a director of Meadow Valley Corporation since March 1999 and a director of our company since January 2005. Since 1963, Mr. Norton has been involved in the highway construction industry as a construction foreman, subcontractor, general manager and vice president. He graduated with a Bachelor of Science degree from Brigham Young University in 1968. From 1968 to 1972 he was General Manager of Quaker Empire Construction in Wilkes-Barre, Pennsylvania. From 1972 to 1992 Mr. Norton was Sales Manager, General Manager and Vice President of Syro Steel Company, headquartered in Girard, Ohio. Since 1992 Mr. Norton has been Vice President of Trinity Industries, which purchased Syro in 1972.

        Earle C. May has been a director of Meadow Valley Corporation since March 1999 and a director of our company since January 2005. Since 1969 Mr. May has been Chairman and Chief Executive Officer of May Management Inc., an investment management firm. He earned a Bachelor of Arts degree and Master of Arts degree from the University of Wisconsin.

        Charles E. Cowan has been a director of Meadow Valley Corporation since November 1995 and a director of our company since January 2005. Since 1993 he has been President of Charles Cowan & Associates, Ltd. and has an extensive background in government and heavy construction industry consulting. From 1991 to 1993 he held chief executive positions in Arizona's Department of Transportation and Department of Economic Security, and served with the U.S. Corps of Engineers for 25 years. He graduated with a Bachelor of Economics Degree from St. Martin's College in Olympia, Washington, and a Master's Degree in Public Administration from the University of Missouri at Kansas City, Missouri.

        Dan H. Stewart has been a director of our company since April 2005. Since January 2004, he has been Vice President of American Nevada Company, a privately-held, Henderson, Nevada based firm specializing in the design and development of master planned communities and other commercial properties. Mr. Stewart's responsibilities include identifying, evaluating and acquiring commercial properties and evaluating future opportunities in connection with the Bureau of Land Management auctions. From 1994 to September 2003, Mr. Stewart was President and Chief Executive Officer of Basic Management, Inc. and a number of its subsidiaries and affiliates. Basic Management, Inc. is a privately-held, Henderson, Nevada based firm engaged in land development, water delivery systems, power distribution and switching systems and remediation of environmentally-challenged properties. Mr. Stewart also provides consulting services in the areas of project development, project engineering, project design and project construction management through Stewart Engineering & Development Company, a firm owned and operated by Mr. Stewart since 1986. Mr. Stewart has over 20 years' experience managing construction and construction materials supply companies. He earned a B.S. degree in civil engineering from Brigham Young University, an M.S. degree in civil engineering, construction engineering and management from Stanford University and completed the Advanced Management Development Program at Harvard University Graduate School of Design. Mr. Stewart is a registered professional civil engineer, a licensed general engineering contractor and a licensed real estate broker.

Board of Directors—Composition and Compensation

        We are authorized by our Bylaws to maintain a Board of Directors comprised of not less than five nor more than 11 directors. Our Board currently consists of seven directors, four of whom, Messrs. Norton, May, Cowan, and Stewart are independent as defined under rules promulgated by the SEC and the American Stock Exchange. Messrs. Norton, May and Cowan are also independent directors of Meadow Valley, our sole shareholder and under rules of the American Stock Exchange we are considered a "controlled entity" of Meadow Valley, such that its independent directors are also considered independent directors of our company. Our directors are elected for one year terms, or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers. Other than Mr. May, none of our officers or directors are affiliated with May Management.

        Directors who are not salaried employees of Meadow Valley or us receive compensation of $7,000 per year for service on the Board together with $2,000 per year per each committee of the Board served. All directors are compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors' meeting. Directors are entitled to participate in our equity incentive plan, and each has been issued 6,750 stock options for their service on the Board. In connection with their employment agreements signed in February 2005, Robert R. Morris, our President and a director, and Robert A. De Ruiter, our Vice President, were granted options to acquire 67,500 shares and 50,625 shares, respectively, of our common stock exercisable at the public offering price until January 2010.

Committees of the Board of Directors

Audit Committee

        Our Audit Committee consists of Messrs. May, Cowan, Stewart and Norton. Mr. May is our Audit Committee Chairman and has been designated our financial expert. The Audit Committee reviews in detail and recommends approval by the Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the Board, reviews the scope of the audit procedures and the final audit report prepared by our auditors and reviews our overall accounting practices, procedures and internal controls with our auditors.

Compensation Committee

        Our Compensation Committee consists of Messrs. May, Cowan, Stewart and Norton. Mr. Norton is our Compensation Committee Chairman. The Compensation Committee will recommend approval to the Board of the compensation of our executive officers, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Nominating and Governance Committee

        Our Nominating and Governance Committee consists of Messrs. May, Cowan, Stewart and Norton. Mr. Cowan is our Nominating and Governance Committee Chairman. The Nominating and

Governance Committee will determine the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and communications with our shareholders and the public.

Code of Ethics

        Our Board of Directors has adopted a Code of Ethics that applies to our executive officers, senior financial officers and directors of our company. We have filed a copy of our Code of Ethics as an exhibit to this registration statement and have also posted the Code of Ethics on our website.

        In accordance with the Sarbanes-Oxley Act of 2002 and the listing standards of the American Stock Exchange, we have adopted procedures to facilitate the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (1) accounting, internal accounting controls or auditing matters, (2) actual or potential violations of laws, rules or regulations, and (3) other suspected wrongdoing, including in connection with our Code of Ethics.

Executive Compensation

        The following table sets forth certain information concerning compensation paid to our executive officers whose salaries exceeded $100,000 for the years ended December 31, 2004, 2003 and 2002:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation:
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation	Awards Options	All Other Compensation
Bradley E. Larson(2) Chief Executive Officer	2004	$—	$—	$—	—	$—
Clint Tryon(2) Chief Financial Officer	2004	—	—	—	—	—
Robert R. Morris President	2004 2003 2002	110,956 100,714 95,681	64,008 40,625 52,025	— — —	— — —	3,595 1,503 564
Robert A. De Ruiter Vice President	2004 2003 2002	99,759 92,908 90,000	32,434 23,784 16,065	— — —	— — —	6,000 5,095 702

(1)
Bonus amounts reflect payments made under our incentive compensation plan for management.
(2)
Messrs Larson and Tryon are compensated by Meadow Valley, as their services are provided to us through our Administrative Services Agreement with Meadow Valley.

        In February 2005, we entered into three-year employment agreements with Messrs. Morris and De Ruiter providing for annual base salaries of $127,000 and $110,000, respectively, and including non-competition provisions for a period of two years following termination of the agreements. Both individuals are eligible to receive bonuses based upon performance as determined by our Compensation Committee and approved by our Board of Directors. In the event we terminate either individual without cause or we are the subject of a change of control, all options held by the individual will vest and we will be required to pay up to three years of compensation to Mr. Morris and one year of compensation to Mr. De Ruiter.

Executive Compensation Bonus Plans

        The compensation of our executive officers will be determined by our Board of Directors. The executive officers' bonuses are determined by the Compensation Committee of the Board of Directors and are based on our overall profitability. We have reserved 675,000 shares of common stock for issuance to officers, directors and employees under our equity incentive plan described below. Options will be issued to employees and executive officers based on the recommendation of the Compensation Committee of the Board of Directors according to the following:

  •
  employees holding positions of responsibility with us whose performance can have a significant effect on our success; and

  •
  non-employee directors.

Equity Incentive Plan

        In January 2005, we adopted an equity incentive plan, which we refer to as our Plan, which provides for the grant of options intended to qualify as "incentive stock options" and "non-statutory stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 together with the grant of bonus stock and stock appreciation rights at the discretion of our Board of Directors. Incentive stock options are issuable only to our eligible officers, directors and key employees. Non-statutory stock options are issuable only to our non-employee directors and consultants.

        The Plan is administered by our Compensation Committee. Currently, we have 675,000 shares of common stock reserved for issuance under the Plan. Under the Plan, the Board of Directors determines which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

        With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for non-statutory options is established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.

        No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan must be granted within 10 years from the effective date of the Plan and the exercise date of an option cannot be later than 5 years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

        Currently, we have granted under the Plan an aggregate of 232,875 stock options to officers, directors and employees at an exercise price equal to the public offering price. Thirty-three percent of the options are exercisable after one year of continuous service to us, sixty-six percent after two years of continuous service and one hundred percent after three years of continuous service.

Securities Authorized for Issuance under Equity Compensation Plan

        The following table provides information as of June 30, 2005, the most practicable date possible, regarding compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	232,875	$11.00	442,125
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	232,875	$11.00	442,125

        The Plan provides that the number of shares with respect to which options may be granted, and the number of shares of common stock subject to an outstanding option, must be proportionately adjusted in the event of a subdivision or consolidation of shares or the payment of a dividend on common stock, and the purchase price per share of outstanding options must be proportionately revised.

Other Option Grants

        The table below sets forth the total number of options issued to our current executive officers through June 30, 2005. As of June 30, 2005, we also issued 6,750 options to each of our directors.

Name	Number of Options Granted	Percent of Total Options Granted in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value
Bradley E. Larson	6,750	3%	$11.00	1/28/10	$13,163
Clint Tryon	6,750	3%	$11.00	1/28/10	$13,163
Robert R. Morris	67,500	29%	$11.00	1/28/10	$131,625
Robert A. De Ruiter	50,625	22%	$11.00	1/28/10	$98,719

Stock Ownership of Management and Principal Shareholders

        The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof by:

  •
  each of our executive officers and directors;

  •
  all executive officers and directors as a group; and

  •
  each person who is known by us to beneficially own more than 5% of our outstanding common stock.

        Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is in care of us at 3430 East Flamingo Road, Suite 100, Las Vegas, Nevada 89121.

			Percentage of Shares Outstanding
Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Prior to the Offering	After the Offering
Meadow Valley Corporation	2,025,000	(1)	100%	57%
Bradley E. Larson	2,025,000	(1)	100%	57%
Robert R. Morris	0		0%	0%
Robert A. De Ruiter	0		0%	0%
Clint Tryon	0		0%	0%
Kenneth D. Nelson	0		0%	0%
Alan A. Terril	0		0%	0%
Charles R. Norton	0		0%	0%
Earle C. May	0		0%	0%
Charles E. Cowan	0		0%	0%
Dan H. Stewart	0		0%	0%
All executive officers and directors as a group (10 persons)	2,025,000	(1)	100%	57%

(1)
Mr. Larson is Chief Executive Officer of Meadow Valley, which owns 2,025,000 shares of our common stock, and may be deemed a beneficial owner of these shares under the rules of the Securities and Exchange Commission. The Board of Directors of Meadow Valley, by majority vote, votes these shares through Mr. Larson.

Related Party Transactions

        Prior to the offering, we were a wholly-owned subsidiary of Meadow Valley. Meadow Valley is a heavy construction contractor operating primarily in Arizona and Nevada. In order to bid upon and win awards for construction projects, Meadow Valley is required to provide bonds which guarantee to the owner of the project that Meadow Valley will fulfill its obligations under its construction contract with the owner. As of June 30, 2005, Meadow Valley had issued an aggregate of $62.5 million of bonds to guarantee its performance under its construction projects. The bonds are collateralized by all of the assets of Meadow Valley and our company as a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default in its obligations under any of its construction agreements, and should Meadow Valley's assets not be sufficient to satisfy its obligations to the bonding company, then our assets could be foreclosed upon and sold in order to satisfy Meadow Valley's obligations.

        For Meadow Valley to be considered in default under its bonding obligations, it would have to 1) breach or fail to perform a material provision of its bonding agreement, 2) breach or default on any construction contract or any other obligation secured by its bonds, such as failing to perform under a particular construction contract or to pay amounts due to any subcontractor on a project, 3) fail to pay claims or other indebtedness secured by its bonds, 4) change the character, identity, control or beneficial ownership of Meadow Valley, 5) create an assignment for the benefit of any creditor, 6) appoint a trustee or receiver or apply for the appointment of a receiver whether insolvent or not, 7) have occur any proceeding that deprives or impairs its ability to use its equipment, plant, tools or materials, or 8) take such action as the surety, in its sole discretion, may conclude exposes the surety to loss, cost or expense. Meadow Valley and its predecessor has not been deemed in default on any of more than $1 billion of bonds it has obtained over the past twenty-five years.

        Upon the closing of this offering, we will terminate our involvement in the indemnity agreement with the bonding company for new Meadow Valley projects. We will remain liable for bonds issued before the termination and during a thirty day period following termination. We estimate that substantially all of the construction projects associated with the outstanding bonds will be completed during the next 12 months.

        As of June 30, 2005, Meadow Valley had commercial lease and debt obligations of approximately $5.0 million which was collateralized by all of Meadow Valley's assets, including the assets of our company as a wholly-owned subsidiary of Meadow Valley. Should Meadow Valley default under the terms of its commercial lease or debt obligations and should Meadow Valley's assets be insufficient to satisfy these obligations, then our assets could be foreclosed upon in order to satisfy Meadow Valley's obligations.

        Events of default as defined under the many lease and loan agreements secured by our equipment and that of Meadow Valley is consistent with customary agreements, in that a default is generally deemed to be nonpayment of scheduled payments, mistreatment of equipment, the filing of bankruptcy or similar events.

        To reduce these risks, we have agreed with the underwriters in the Underwriting Agreement that as long as any Meadow Valley obligations are collateralized by our assets, all proceeds received by Meadow Valley from the sale of any of its equity securities shall be used by Meadow Valley to seek to refinance its indebtedness so as to release our assets as collateral for such liabilities and to use its best efforts to otherwise release us from any liabilities for the indebtedness of Meadow Valley. Additionally, Meadow Valley has agreed to use its best efforts to cause its bonding companies to release us and our assets of and from any contingent liabilities under such obligations.

        Historically, as a wholly-owned subsidiary of Meadow Valley, we were provided certain administrative services by Meadow Valley, including some bookkeeping services, limited review of our operations by Meadow Valley's Chief Executive Officer and Principal Accounting Officer, review and preparation of our financial reporting by Meadow Valley's Principal Accounting Officer and Controller and assistance from Meadow Valley's human resources personnel, which included administering certain insurance coverages and other benefits for us. In order to quantify the value of these services and provide for a fair payment to Meadow Valley for such services, in January 2005 we entered into a three-year Administrative Services Agreement with Meadow Valley. Under the terms of the agreement, we pay Meadow Valley $22,000 per month for all such administrative services including the time of our Chief Executive Officer and Chief Financial Officer who perform similar services for Meadow Valley. Notwithstanding the agreement, each company has its own separate office and field facilities, operating management and employees. We believe that the administrative services to be provided by Meadow Valley represents less than 33% of the total administrative services required to operate our business.

        From time to time, Meadow Valley has advanced funds to us for operations. As of June 30, 2005 we were indebted to Meadow Valley in the amount of $1,764,047. Until January 1, 2004, the advance was interest free. The advance now bears interest at prime plus 1.25% per annum. At June 30, 2005, the actual interest rate was 7.5% per annum. For the six months ended June 30, 2005 we paid interest in the amount of $53,617.

        Since our inception, we have been in a tax sharing agreement with Meadow Valley under which we are responsible for the payment of any taxes required of Meadow Valley or the use of its net operating loss carryforward as a result of profits reported by us. As of June 30, 2005, we were indebted to Meadow Valley in the amount of $1,298,367 related to this intercompany income tax allocation.

        At June 30, 2005, we owed Meadow Valley a total of approximately $3,062,414 consisting of advances and our use of its net operating loss carryforward. We intend to pay the advance and the amount due under the intercompany income tax allocation using proceeds of the offering.

        We provide ready-mix concrete to Meadow Valley for its use on a limited number of highway construction projects in Arizona and Nevada. Sales of ready-mix concrete to Meadow Valley for the six months ended June 30, 2005 and 2004 amounted to $507,748 and $9,601, or 1.6% and 0.0%, of our revenue. Sales of ready-mix concrete to Meadow Valley for the years ended December 31, 2004 and 2003 amounted to $472,915 and $140,748, or .8% and .3% of our revenue.

        Gary A. Agron, formerly one of our directors, has provided legal services to us by acting as our securities counsel in connection with the offering. Mr. Agron has provided no other legal services to us in the last three years.

        In our opinion, all of the above transactions with Meadow Valley were fair, reasonable and completed on terms which were at least as good as we could have obtained from non-affiliated third parties in the same market areas.

Description of Securities

Common Stock

        We are authorized to issue 15,000,000 shares of $.001 par value common stock of which 2,025,000 shares are currently outstanding. Upon issuance, the shares of common stock are not subject to further assessment or call. The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Subject to the prior rights of any series of preferred stock which may be issued by us in the future, holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. The outstanding common stock is, and the common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock, $.001 par value. The preferred stock may, without action by our shareholders, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

        It is not possible to state the actual effect of any other authorization of preferred stock upon the rights of holders of common stock until the Board determines the specific rights of the holders of any other series of preferred stock. The Board's authority to issue preferred stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but it could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of our shareholders and may adversely affect the holders of the common stock. We have not issued any preferred stock and have no current intention to do so.

Common Stock Eligible for Future Sale

        Upon completion of the offering, there will be 3,575,000 shares of common stock outstanding, of which 1,550,000 shares are being registered in the offering and will be freely tradable without restriction under the Securities Act of 1933, and the remaining 2,025,000 shares, all of which are owned by Meadow Valley Corporation, have not been registered and are "restricted securities" under Rule 144 of the Act.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, subject to certain requirements concerning the availability of public information, and the manner and notice of sale, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding common shares, approximately 35,750 shares immediately after the offering (assuming no exercise of the overallotment option), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation, so long as such person is not an affiliate of ours, has not been an affiliate for three months prior to the sale and has beneficially owned the shares for at least two years. The 2,025,000 shares of restricted securities are currently eligible for resale subject to the lock-up agreement described below. We are unable to predict the effect that any sales, under Rule 144 or otherwise, may have on the then prevailing market price of the common stock.

        Meadow Valley and our officers and directors have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of 12 months from the date of this prospectus, without the prior written consent of the underwriters. Additionally, we have agreed not to grant any stock options unless the grantees agree to the same lockup. No prediction can be made as to the effect, if any, that sales of common stock or the availability of such shares for sale will have on the market price of the common stock. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market with the underwriters' consent soon after completion of the offering may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of additional equity securities.

        We have granted certain demand and piggyback registration rights to the underwriters with respect to the shares of common stock issuable upon exercise of their warrants, as described in the "Underwriting" section below.

Transfer Agent and Warrant Agent

        We have appointed Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as our transfer agent.

Dividends

        We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Earnings, if any, will be retained to finance growth.

Director Actions to Prevent Third Parties from Taking over Nevada Corporations

        Nevada has laws that give broad authority to our directors to resist a change in our control. Under these laws, the exercise of director fiduciary duty may make it more difficult to effect a change in our control. Nevada law also includes direct provisions which prevent third parties from taking over Nevada corporations. The Nevada Acquisition of Controlling Interest statutes generally provide that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Combinations With Interested Stockholders laws generally require super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates.

        Under Nevada law our directors, in exercising their respective powers with a view to the interests of our company, may consider (i) the interests of our employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) our shareholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence. Our directors are also given authority to adopt measures that resist a change in our control. Our directors may also resist a change or potential change in our control if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in our best interests. Our directors may also resist a change or potential change in control if they find any debt or obligations to which we (or the successor to our property or our shareholders) are subject will likely make us insolvent or bankrupt.

Director Fiduciary Duty and Business Judgment Provisions

        Nevada has enacted several statutes governing the fiduciary duty and business judgment of our directors and officers including a provision that our directors and officers must exercise their powers in good faith and with a view to our interests. In the same section, the Nevada Revised Statutes state that our directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to our interests. They may rely on information, opinions, reports, financial statements and other financial data, that are prepared or presented by our directors, officers or employees who are reasonably believed to be reliable and competent.

Limitation on Liability

        Section 78.138(7) (2003) of the Nevada Revised Statutes provides that our directors and officers will not be individually liable to us or our stockholders or our creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involved intentional misconduct, fraud or a knowing violation of law. As a result, neither we nor our stockholders nor our creditors have the right to recover damages against a director or officer for any act or failure to act in his capacity as a director or officer, except in the situations described above and except under very limited circumstances.

Underwriting

        Our underwriters, for whom Ladenburg Thalmann & Co. Inc. ("Ladenburg") is the representative, have agreed on the terms and subject to the conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to the underwriters, all of the shares issued in this offering as follows:

Shares of Common Stock
Ladenburg Thalmann & Co. Inc.	852,500
Wunderlich Securities, Inc.	697,500

Total:	1,550,000

        The underwriters are committed severally to purchase and pay for all of the shares on a "firm commitment" basis if they purchase any shares. The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to 8% of the selling price for the shares. We have also granted an option to the underwriters, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to 232,500 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering overallotments of the shares.

        We have agreed to pay to the underwriters a non-accountable expense allowance of 2% of the aggregate public offering price of all shares sold, excluding any shares sold pursuant to the underwriters' over-allotment option. To date, we have paid $50,000 against this non-accountable expense allowance.

        We have been approved to list our common stock on the American Stock Exchange.

Indemnification

        The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, or to contribute payments that the underwriters may be required to make in respect thereof.

No Sales of Similar Securities

        We have agreed not to offer, sell, contract to sell, including any short sale or sale against the box, grant options to purchase, or otherwise transfer, subject to certain exceptions for transfers to related parties, any shares of common stock, any other securities substantially similar to common stock, any securities convertible into shares of common stock or convertible into securities substantially similar to common stock, or any options, warrants, or rights to purchase any of the foregoing during the 12-month period commencing with the date of this prospectus, without the prior written consent of Ladenburg, except for (1) the registration of the shares and the sales to the underwriters pursuant to the underwriting agreement, (2) issuances of common stock upon the exercise of options disclosed as outstanding in this prospectus, and (3) the issuance of employee or director stock options pursuant to our equity incentive plan. No shares issued upon the exercise of options may be sold during the 12-month lockup period. A sale against the box is similar to a short sale, except that the seller owns the shares but delivers borrowed shares to effect the sale.

        We have also agreed that during the 12-month lockup, we will not, without the prior written consent of Ladenburg, register any additional securities for sale under the Securities Act of 1933.

Stabilization and Short Positions

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter's own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

        Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

        In connection with the offering, we have agreed to sell to Ladenburg and Wunderlich Securities, Inc. ("Wunderlich") for nominal consideration, underwriters' warrants entitling Ladenburg and Wunderlich, or their assigns, to purchase up to 7 1/2% of the total number of shares sold in this offering (excluding the over-allotment option) at a price equal to 120% of the public offering price per share. The underwriters' warrants shall be exercisable for four years commencing one year from the date hereof, will not be redeemable and shall contain cashless exercise provisions and anti-dilution provisions as are acceptable to Ladenburg and Wunderlich. Ladenburg and Wunderlich may assign a portion of the underwriters' warrants solely to other underwriters and their executive officers or partners.

        The warrants have been deemed compensation by the NASD and are therefore subject to a 180-day lock-up pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. The warrants grant to the holders demand and "piggyback" rights for the period during which the warrants are exercisable with respect to the registration under the Securities Act of the common stock issuable upon exercise of the warrants. We will bear all fees and expenses attendant to registering the common stock, other than underwriting commissions, which will be paid for by the holders themselves.

Rule 144 Sales

        We have agreed that if the offering is completed, during the three-year period following the effective date of the Registration Statement, Ladenburg and Wunderlich shall have the right to purchase for its account or to sell for the account of our officers and directors any securities sold pursuant to Rule 144 under the Securities Act of 1933. Each of these people has agreed to give notice to Ladenburg and Wunderlich of his intent to offer for sale of any shares of common stock. Ladenburg and Wunderlich will have 48 hours excluding Saturdays, Sundays and holidays when the New York Stock Exchange is closed to make an offer for the entire number of shares covered by the notice. Assuming that Ladenburg and Wunderlich makes such an offer within 48 hours, the 144 Seller will have 48 hours to sell the entire number of shares through or to another broker-dealer for the net price which is better than the price offered by Ladenburg and Wunderlich. If he does so, then Ladenburg and Wunderlich will have no rights to purchase for its account or sell for the account of the 144 seller the shares covered by the notice.

Non-Voting Advisor

        In addition, for a period of three years from the date of this prospectus, we have agreed to allow a non-voting advisor selected by the underwriters to attend our Board of Directors' meetings, and we have agreed to provide such designee with the same equity based compensation that is paid to our non-employee directors (including stock options or similar compensation) and to reimburse such person for all reasonable costs incurred in attending such meetings.

Determination of Offering Price

        Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriters and us and the factors considered in determining the initial public offering price were:

  •
  the valuation multiples of publicly traded ready-mixed concrete suppliers that the underwriters believe to be comparable to us;

  •
  our historical financial information and an assessment of our future cash flows, revenue and earnings;

  •
  the history of, and the prospects for, our company and the ready-mixed concrete industry; and

  •
  the underwriters' assessment of our management based upon our past operations and performance.

Legal Matters

        Certain legal matters in connection with the offering including the validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado. Lionel Sawyer & Collins, Las Vegas, Nevada, has acted as our special Nevada counsel. Mr. Agron holds options to purchase up to 6,750 shares of our common stock at the public offering price. Legal matters in connection with the offering will be passed upon for the underwriters by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Memphis, Tennessee.

Experts

        The December 31, 2002 financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere herein and in the

Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The financial statements included in this prospectus and in the Registration Statement on Form S-1 have been audited by Semple and Cooper, LLP, an independent registered public accounting firm, for the periods beginning in 2003 and are set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        On October 22, 2003, we dismissed BDO Seidman, LLP, also referred to as BDO Seidman, as our principal accountants and engaged Semple & Cooper, LLP also referred to as Semple & Cooper, as the principal accountants. The decision to change principal accountants was recommended by the Audit Committee and approved by the Board of Directors.

        In connection with the audit of the fiscal year ended December 31, 2002, there were no disagreements with BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or an auditing scope or procedure, which disagreement, if not resolved to BDO Seidman's satisfaction, would have caused BDO Seidman to make reference to the subject matter of the disagreement in connection with its reports.

        The audit reports of BDO Seidman on our financial statements as of and for the year ended December 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to audit scope or accounting principles.

        On October 22, 2003, we engaged Semple & Cooper as our new principal accountants for the fiscal year 2003. We did not consult with Semple & Cooper regarding any matters prior to its engagement.

Additional Information

        We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, covering the securities offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 5th Street N.W., Washington, D.C. 20549, copies of which may be obtained from the SEC upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

        We expect to provide our shareholders with annual reports containing financial statements audited by an independent registered accounting firm and may make available to shareholders quarterly reports containing unaudited consolidated financial data for the first three quarters of each year. As a result of the offering we will also become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. In addition, our officers, directors and principal shareholders will be required to file reports under Section 16 of the Securities Exchange Act of 1934. Such reports, proxy statements and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 5th Street N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. The reports, proxy statements and other information can also be inspected at the SEC's district office at Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60621 and on the SEC's website at www.sec.gov.

        If you are a shareholder, you may request a copy of these filings at no cost by sending a written request to:

Ready Mix, Inc.
3430 East Flamingo Road, Suite 100
Las Vegas, Nevada 89121
Attention: Corporate Secretary

INDEX TO FINANCIAL STATEMENTS

Ready Mix, Inc.
(a wholly-owned subsidiary of Meadow Valley Corporation)

Year-end Financial Statements:
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Balance Sheets at December 31, 2004 and December 31, 2003
Statements of Operations for the years ended December 31, 2004, 2003 and 2002
Statements of Changes in Stockholder's Equity (Deficit) for the years ended December 31, 2004, 2003 and 2002
Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Notes to Financial Statements
Interim Financial Statements (Unaudited):
Condensed Balance Sheets as of June 30, 2005 (Unaudited) and December 31, 2004
Condensed Statements of Operations for the six months ended June 30, 2005 and June 30, 2004 and for the three months ended June 30, 2005 and June 30, 2004 (Unaudited)
Condensed Statements of Cash Flows for the six months ended June 30, 2005 and June 30, 2004 (Unaudited)
Notes to the Condensed Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors
Ready Mix, Inc.
Phoenix, Arizona

        We have audited the accompanying balance sheets of Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation) as of December 31, 2004, and 2003 and the related statements of operations, stockholder's equity, cash flows and supplemental financial statement schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements and supplemental financial statement schedules referred to above present fairly, in all material respects, the financial position of Ready Mix, Inc. at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Semple and Cooper, LLP

Phoenix, Arizona
March 2, 2005

Except for Note 1 and Note 16 as to which the date is August 8, 2005.

Report of Independent Registered Public Accounting Firm

Board of Directors
Ready Mix, Inc.
Phoenix, Arizona

We have audited the accompanying statement of operations, stockholders' equity and cash flows for the year ended December 31, 2002 of Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Ready Mix, Inc. for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/ BDO Seidman, LLP

Los Angeles, California
February 5, 2003, except for Note 1 and 16, which are as of
August 8, 2005

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

BALANCE SHEETS

	December 31,
	2004	2003
Assets:
Current assets:
Cash and cash equivalents	$1,424,629	$300,667
Accounts receivable, net	6,524,504	6,481,462
Inventory	604,558	606,164
Prepaid expenses and other	793,017	552,480
Deferred tax asset	555,472	614,672

Total current assets	9,902,180	8,555,445
Property, equipment and land, net	12,503,497	7,406,731
Refundable deposits	8,108	63,210

Total assets	$22,413,785	$16,025,386

Liabilities and Stockholder's Equity:
Current liabilities:
Accounts payable	$4,043,550	$3,509,607
Accrued liabilities	1,246,059	1,210,319
Notes payable	2,550,884	1,383,172
Obligations under capital leases	440,866	599,034
Due to affiliate	1,379,326	2,416,427
Intercompany income tax allocation payable	1,298,367	—

Total current liabilities	10,959,052	9,118,559
Notes payable, less current portion	4,626,698	2,394,835
Obligations under capital leases, less current portion	723,918	861,807
Intercompany income tax allocation payable	—	658,303
Deferred tax liability	1,759,826	1,087,558

Total liabilities	18,069,494	14,121,062

Commitments and Contingencies
Stockholder's Equity:
Preferred stock—$.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$.001 par value; 15,000,000 shares authorized, 2,025,000 shares issued and outstanding	2,025	2,025
Additional paid-in capital	497,975	497,975
Retained earnings	3,844,291	1,404,324

Total stockholder's equity	4,344,291	1,904,324

Total liabilities and stockholder's equity	$22,413,785	$16,025,386

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2004	2003	2002
Revenue:
Revenue	$58,644,397	$43,964,335	$36,789,282
Revenue—related parties	491,261	163,730	2,060,136

Total revenue	59,135,658	44,128,065	38,849,418
Cost of revenue	52,508,936	40,020,766	34,959,843

Gross profit	6,626,722	4,107,299	3,889,575
General and administrative expenses	2,572,050	2,487,396	2,015,401

Income from operations	4,054,672	1,619,903	1,874,174

Other income (expense):
Interest income	28,637	7,950	10,482
Interest expense	(251,796)	(207,562)	(161,949)
Other income (expense)	(20,014)	253,413	27,390

	(243,173)	53,801	(124,077)

Income before income taxes	3,811,499	1,673,704	1,750,097
Income tax expense	(1,371,532)	(633,394)	(497,795)

Net income	$2,439,967	$1,040,310	$1,252,302

Basic and diluted net income per common share	$1.20	$0.51	$0.62

Basic and diluted weighted average common shares outstanding	2,025,000	2,025,000	2,025,000

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

For the years ended December 31, 2004, 2003 and 2002

	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
Balance at January 1, 2002	2,025,000	$2,025	$497,975	$(888,288)
Net income for the year ended 2002				1,252,302

Balance at December 31, 2002	2,025,000	2,025	497,975	364,014
Net income for the year ended 2003				1,040,310

Balance at December 31, 2003	2,025,000	2,025	497,975	1,404,324
Net income for the year ended 2004				2,439,967

Balance at December 31, 2004	2,025,000	$2,025	$497,975	$3,844,291

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2004	2003	2002
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Cash received from customers	$59,187,743	$42,695,921	$38,453,858
Cash paid to suppliers and employees	(53,163,678)	(40,606,441)	(35,833,654)
Interest received	28,637	7,950	10,482
Interest paid	(251,796)	(207,562)	(161,949)

Net cash provided by operating activities	5,800,906	1,889,868	2,468,737

Cash flows from investing activities:
Purchase of property and equipment	(1,431,756)	(484,104)	(444,007)
Cash received from sale of equipment	60,000	26,822	5,073
Proceeds from (payments for) land held for sale	—	942,701	(711,531)

Net cash provided by (used in) investing activities	(1,371,756)	485,419	(1,150,465)

Cash flows from financing activities:
Repayment of due to affiliate	(975,184)	(442,620)	(512,462)
Proceeds from notes payable	68,570	—	600,000
Repayment of notes payable	(1,846,110)	(1,468,232)	(870,771)
Repayment of capital lease obligations	(552,464)	(565,860)	(521,688)

Net cash used in financing activities	(3,305,188)	(2,476,712)	(1,304,921)

Net increase (decrease) in cash and cash equivalents	1,123,962	(101,425)	13,351
Cash and cash equivalents at beginning of year	300,667	402,092	388,741

Cash and cash equivalents at end of year	$1,424,629	$300,667	$402,092

Reconciliation of net income to net cash provided by operating activities:
Net income	$2,439,967	$1,040,310	$1,252,302
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,615,050	1,231,220	1,117,578
Deferred income taxes, net	731,468	(24,909)	497,795
Loss (gain) on sale of equipment	31,545	(8,257)	(3,896)
Intercompany income tax allocation payable	640,064	658,303	—
Gain on sale of land	—	(231,170)	—
Provision for doubtful accounts	(83,596)	473,198	(315,384)
Changes in operating assets and liabilities:
Accounts receivable	40,554	(1,446,130)	(422,950)
Prepaid expenses and other	(240,537)	8,766	(366,906)
Inventory	1,606	77,597	329,212
Refundable deposits	55,102	(52,388)	—
Accounts payable	533,943	168,015	(171,523)
Accrued liabilities	35,740	(4,687)	552,509

Net cash provided by operating activities	$5,800,906	$1,889,868	$2,468,737

The Accompanying Notes are an Integral Part of the Financial Statements

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Use of Estimates:

  Nature of the Corporation:

        Ready Mix, Inc. (the "Company"), was organized under the laws of the State of Nevada on June 21, 1996. The principal business purpose of the Company is to manufacture and distribute ready-mix concrete. The Company targets prospective customers such as concrete subcontractors, prime contractors, homebuilders, commercial and industrial property developers and homeowners in the states of Nevada and Arizona. The Company began operations in March 1997 and is wholly owned by Meadow Valley Corporation (the "Parent").

  Accounting Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

        Significant estimates are used when accounting for the allowance for doubtful accounts, depreciation, accruals, taxes and contingencies, which are discussed in the respective notes to the financial statements.

  Cash and Cash Equivalents:

        The Company considers all highly liquid instruments purchased with an initial maturity of three (3) months or less to be cash equivalents.

  Accounts Receivable, net:

        The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2004 and 2003, an allowance of $536,824 and $620,420, respectively, was established for potentially uncollectible accounts receivable. During the years ended December 31, 2004, 2003 and 2002, the Company incurred $293,497, $478,784 and $159,277, respectively, in bad debt expense. The Company records delinquent finance charges on outstanding accounts receivables only if they are collected. At December 31, 2004 and 2003 all of the Company's accounts receivable were pledged as collateral for a note payable.

  Inventory:

        Inventory, which consists primarily of raw materials, comprised of aggregates, fly ash and cement powder, is stated at the lower of cost, determined by the first-in, first-out method, or market. Inventory quantities are determined by physical measurements. No allowance for slow moving or obsolete inventory has been established. At December 31, 2004 and 2003, the Company's entire inventory was pledged as collateral for a note payable.

  Property, Equipment and Land:

        Property, equipment and land are recorded at cost. Depreciation is provided for on the straight-line method, over the estimated useful lives. Depreciation expense for the years ended December 31, 2004, 2003 and 2002 amounted to $1,615,050, $1,231,220 and $1,117,578, respectively. Leasehold improvements are recorded at cost and are amortized over their estimated useful lives or the lease term, whichever is shorter. The estimated useful lives of property and equipment are:

Computer equipment	5 years
Equipment	3-8 years
Batch plants	6-15 years
Vehicles	5 years
Office furniture and fixtures	7 years
Leasehold improvements	2-10 years

        The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At December 31, 2004 and 2003, all property and equipment were pledged as collateral for notes payable and capital lease obligations.

  Income Taxes:

        The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files consolidated tax returns with the Parent. The Parent absorbed the net income of the Company pursuant to a tax sharing agreement, which calls for any income tax receivable or payable to be remitted to, or paid by, the Parent.

  Revenue Recognition:

        The Company recognizes revenue on the sale of its concrete and aggregate products at the time of delivery.

  Reportable Segments:

        The Company currently operates its business within one reportable segment of operation. All of the revenue from its customers is substantially from the sale of ready-mix concrete. Ready-mix concrete can have many different variations and characteristics, including strength, color and consistency.

However, the Company does not maintain the quantity or dollar amount of each variation of its product sold because the variations in the ready-mix concrete sales are simply variations of ready-mix concrete. The Company also sells sand, aggregate and colored rock from its production facility in Moapa, Nevada, but the primary purpose of this production facility is to provide the Company with more control over quality and assurance of timely availability of a portion of the raw materials used in the product that the Company sells to its customers. The revenue generated from the sale of sand, aggregate and colored rock represented less than 4% of the Company's gross revenue for the years ended December 31, 2004, 2003 and 2002, and are included in the table below. In addition, the Company views the market similarities between the Phoenix, Arizona and the Las Vegas, Nevada metropolitan areas to be of such a similar nature that the Company does not distinguish between them.

        For the years ended December 31, 2004, 2003 and 2002, Company revenue of $59.1 million, $44.1 million and $38.8 million, respectively, was approximately divided by the general type of construction work its customers perform as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Commercial and industrial construction	34%	21%	25%
Residential construction	47%	66%	56%
Street and highway construction and paving	5%	3%	11%
Other public works and infrastructure construction	14%	10%	8%

Total	100%	100%	100%

  Fair Value of Financial Instruments:

        The carrying amounts of financial instruments including certain current maturities of long-term debt and accrued liabilities approximate fair value because of their short maturity.

        The balance of due to affiliate as of December 31, 2004 and 2003 was in the amounts of $1,379,326 and $2,416,427, respectively, on which the Company paid interest during the year ended December 31, 2004 at Chase Manhattan Bank's prime, plus 1.25% and was due on demand. As of December 31, 2004, the variable interest rate was 6.50%. Prior to the year ended December 31, 2004 the advances were non-interest bearing. The fair value of "due to affiliate" cannot be determined due to its related party nature and the Company's inability to obtain like financing from a third party.

        The carrying amount of long-term debt approximates fair value because the interest rates on these instruments approximate the rates at which the Company could borrow at December 31, 2004 and 2003.

  Earnings per Share:

        Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

        On June 15, 2005, the Board of Directors authorized an increase in the number of common stock shares the Company could issue to 15,000,000 and a 810 for one stock split, thereby increasing the number of issued and outstanding shares to 2,025,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for December 31, 2004, 2003 and 2002, have been restated to reflect the 810 for one stock split.

        On January 28, 2005, the Board of Directors authorized a change in the par value of the Company's common stock from a no par value to a $.001 par value. All references in the accompanying financial statements to the par value and any additional paid in capital in excess of par value for December 31, 2004, 2003 and 2002, have been restated to reflect the change in par value.

        On January 28, 2005, the Board of Directors granted the Company the ability to issue 5,000,000 shares of preferred stock, $.001 par value. All references in the accompanying financial statements to the preferred stock for December 31, 2004, 2003 and 2002, have been restated to reflect the ability to issue 5,000,000 shares of preferred stock.

  Stock-Based Compensation:

        Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has chosen to continue to account for stock-based compensation, utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost to employees for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

        On January 28, 2005, the Company's shareholder approved the 2005 Equity Incentive Plan. Under the terms of the plan the Company reserved 675,000 shares of common stock for issuance as qualified incentive stock options and non-qualified stock options. During January 2005, the compensation committee granted 232,875 stock options to officers, directors and employees at an exercise price equal to the public offering price. The options, which vest over three years, must be exercised within five years of the date of grant.

  Reclassifications:

        Certain balances as of December 31, 2003, and for the years ended 2003 and 2002, have been reclassified in the accompanying financial statements to conform to the current period presentation. These classifications had no effect on previously reported net income or stockholder's equity.

  Recent Accounting Pronouncements:

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs." SFAS 151 amends the guidance in APB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on the Company's financial position or results of operations.

        In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets." SFAS 153 amends the guidance in APB No. 29, "Accounting for Nonmonetary Assets." APB No.29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company's financial position or results of operations.

        In December 2004, FASB revised Statement of Financial Accounting Standards No. 123 ("SFAS 123(R)"), "Share-Based Payment." The SFAS 123(R) revision established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that do not file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management has not yet determined the effects of adopting this statement on the Company's financial position or results of operations.

2. Concentration of Credit Risk:

        The Company maintains cash balances at various financial institutions. Cash balances up to $100,000 for each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2004 and 2003, the Company has uninsured cash in the amounts of $1,457,463 and $1,814,181, respectively.

        The Company's business activities and accounts receivable are with customers in the construction industry located primarily in the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

3. Accounts Receivable, net:

        Accounts receivable, net consists of the following:

	December 31,
	2004	2003
Trade receivables	$7,061,328	$7,101,882
Less: allowance for doubtful accounts	(536,824)	(620,420)

	$6,524,504	$6,481,462

4. Land held for sale:

        In September 2002, the Company paid $711,531 to acquire a parcel of land. In September 2003, the Company sold this land to a third party for $1,000,000. The Company recognized a net gain on the disposal of the land in the amount of $231,170, which is included in other income.

5. Property, Equipment and Land, net:

        Property, equipment and land, net consists of the following:

	December 31,
	2004	2003
Land	$2,343,975	$562,901
Computer equipment	398,835	292,568
Equipment	3,505,404	2,657,582
Batch plants	5,938,287	5,938,287
Vehicles	5,638,128	1,795,702
Office furniture and fixtures	43,855	43,855
Leasehold improvements	534,736	456,829

	18,403,220	11,747,724
Less: Accumulated depreciation	(5,899,723)	(4,340,993)

	$12,503,497	$7,406,731

6. Accrued Liabilities:

        Accrued liabilities consists of the following:

	December 31,
	2004	2003
Compensation	$903,171	$767,381
Taxes	284,965	213,879
Other	57,923	229,059

	$1,246,059	$1,210,319

7. Notes Payable:

        Notes payable consists of the following:

	December 31,
	2004	2003

6.96% note payable, with monthly payments of $7,239, due January 15, 2004, collateralized by equipment	$—	$7,197
Non-interest bearing note payable, with monthly payments of $5,012, due September 28, 2004, collateralized by equipment	—	45,108
Note payable, variable interest rate was 5.25% at December 31, 2004, with monthly principal payments of $4,121, due March 11, 2006, collateralized by equipment	61,815	111,268
6.65% note payable, with monthly payments of $25,515, due January 18, 2005, collateralized by equipment	25,374	319,172
6.90% note payable, with monthly payments of $10,238, due March 1, 2005, collateralized by equipment	20,301	137,330
9.00% note payable, with monthly payments of $12,944, due May 5, 2004, collateralized by equipment	—	50,819
7.58% note payable, with monthly payments of $2,641 in 2004 and $6,378 in 2003, due July 11, 2005 collateralized by equipment	17,637	113,848
6.65% note payable, with monthly payments of $723, due July 9, 2006, collateralized by equipment	12,355	19,934
5.99% note payable, with monthly payments of $471, due September 28, 2008, collateralized by a vehicle	18,954	23,331
Note payable, variable interest rate was 6.50% at December 31, 2004, with equal principal payments of $61,458 plus interest, due December 31, 2007, collateralized by all assets of the Company	2,203,233	2,950,000
Non-interest bearing note payable, with monthly payments of $390, due February 12, 2007, collateralized by equipment	10,138	—
5.31% note payable, with monthly payments of $1,730, due March 22, 2009, collateralized by vehicles	78,841	—
5.31% note payable, with monthly payments of $788, due April 8, 2009, collateralized by a vehicle	35,892	—
6.21% note payable, with monthly payments of $4,921 and a principal payment of $443,902, due April 16, 2009, collateralized by land	559,069	—
6.34% note payable, with monthly payments of $3,450 and a principal payment of $309,412, due April 16, 2009, collateralized by land	388,858	—

5.90% note payable, with monthly principal payments of $1,905 plus interest, due May 24, 2007, collateralized by equipment	55,237	—
5.22% note payable, with monthly payments of $10,398 due May 25, 2008, collateralized by equipment	389,699	—
5.75% note payable, with monthly payments of $59,149, due April 20, 2006, collateralized by equipment	908,928	—
7.05% note payable, with monthly payments of $2,930 and a principal payment of $254,742, due August 27, 2009, collateralized by land	320,639	—
8.55% note payable, with monthly payments of $22,071, due February 27, 2006, collateralized by vehicles	293,104	—
5.90% note payable, with monthly payments of $593, due December 15, 2009, collateralized by vehicles	30,684	—
6.60% note payable, with monthly payments of $30,812, due December 15, 2007, collateralized by equipment	1,003,838	—
6.60% note payable, with monthly payments of $22,806, due December 29, 2007, collateralized by equipment	742,986	—

	7,177,582	3,778,007
Less: current portion	(2,550,884)	(1,383,172)

	$4,626,698	$2,394,835

        Following are maturities of long-term debt for each of the next 5 years:

2005	$2,550,884
2006	1,848,850
2007	1,579,830
2008	157,880
2009	1,040,138

$7,177,582

8. Line of Credit:

        During the year ended December 31, 2003, the Company elected to convert the pre-existing line of credit into a term loan agreement, with an interest rate at Chase Manhattan Bank's prime, plus 1.25%. As of December 31, 2004 the variable interest rate was 6.50%. The term agreement requires equal monthly principal payments of $61,458 plus interest through December 31, 2007 and is collateralized by all of the Company's assets. The balance as of December 31, 2004 and 2003 was $2,203,233 and $2,950,000, respectively. Under the terms of the agreement, the Parent is required to maintain a certain level of tangible net worth as well as maintain a ratio of total debt to tangible net worth. As of December 31, 2004 and 2003, the Parent was in compliance with these covenants. As a result of the conversion the Company has no available line of credit as of December 31, 2004.

9. Related Party Transactions:

  Related Party:

        During the years ended December 31, 2004, 2003 and 2002, the Company provided construction materials to a related party in the amounts of $18,346, $22,982 and $12,282, respectively. Included in accounts receivable at December 31, 2004 and 2003 are amounts due from related party, in the amounts of $4,854 and $861, respectively.

  Affiliate:

        During the years ended December 31, 2004, 2003 and 2002, the Company provided construction materials to an affiliate in the amounts of $472,915, $140,748 and $2,047,854, respectively. During the year ended December 31, 2004, the Company received construction services from an affiliate in the amount of $6,742, which was included in accounts payable at December 31, 2004. During the years ended December 31, 2004, 2003 and 2002, the Company made payments to an affiliate in the amounts of $975,184, $442,620 and $512,462, respectively. The balance due to affiliate at December 31, 2004 and 2003 was $1,379,326 and $2,416,427, respectively. The advances are considered short-term in nature. During the year ended December 31, 2004 the Company agreed to pay interest at Chase Manhattan Bank's prime, plus 1.25%, as of December 31, 2004 the variable interest rate was 6.5% and was due on demand. For the year ending December 31, 2004 the Company paid interest in the amount of $113,182. Prior to the year ended December 31, 2004 the advances were non-interest bearing. The balance due to affiliate related to intercompany income taxes payable, at December 31, 2004 and 2003 was $1,298,367 and $658,303.

        During the year ended December 31, 2004, the Company acquired equipment at book value of $309,929, from an affiliate and assumed a debt obligation in the amount of $371,846. The net difference of $61,917 was applied as a reduction to the payable due to affiliate.

        As of December 31, 2004, 2003 and 2002, the Company, pursuant to a tax sharing agreement, utilized a net operating loss carry-forward incurred by the Parent company in the amount of $1,298,367, $346,717 and $0, respectively. The intercompany income tax allocation payable as of December 31, 2004, is non interest bearing and was considered short term as it is expected to be paid to the Parent company within 12 months.

10. Income Taxes:

        The provisions for income tax expense from operations consist of the following:

	For the years ended December 31,
	2004	2003	2002
Current:
Intercompany	$(640,064)	$(658,303)	$—

	(640,064)	(658,303)	—
Deferred	(731,468)	24,909	(497,795)

	$(1,371,532)	$(633,394)	$(497,795)

        The Company's deferred tax asset (liability) consists of the following:

	December 31,
	2004	2003
Deferred tax asset:
Bad debt allowance and other	$252,308	$303,086
NOL carry forward	303,164	311,586

	555,472	614,672
Deferred tax liability:
Depreciation	(1,759,826)	(1,087,558)

Net deferred tax liability	$(1,204,354)	$(472,886)

        During the year ended December 31, 2004 the Company utilized a net operating loss carry forward incurred by the Parent company pursuant to a tax sharing agreement. At December 31, 2004, the Company has available federal and state operating loss carry forwards of approximately $842,000, which will expire through the year 2021.

        For the years ended December 31, 2004, 2003, and 2002 the effective tax rate differs from the federal statutory rate primarily due to state income taxes and permanent differences, as follows:

	For the years ended December 31,
	2004	2003	2002
Statutory rate applied to income before income taxes	$1,262,627	$569,059	$595,033
State taxes	97,891	55,232	57,753
Increase (decrease) in income taxes resulting from:
Valuation allowance	—	—	(255,980)
Non-deductible items	15,518	8,924	7,661
Other	(4,504)	179	93,328

	$1,371,532	$633,394	$497,795

11. Commitments and Contingencies:

        The Company leases batch plants, equipment, mixer trucks and property under operating leases expiring in various years through 2009. The Company also purchases materials used in its operations through purchase agreements expiring in various years through 2010. Rent under the aforementioned operating leases were $2,595,055, $2,298,093 and $1,927,277 for the years ended December 31, 2004, 2003 and 2002. Purchases under the aforementioned purchase agreements were $4,809,494, $3,101,898, $2,441,225. Minimum future rental payments under non-cancelable operating leases agreements as of December 31, 2004, for each of the next five years and in aggregate are:

For the years ending December 31,	Amount
2005	$1,378,787
2006	1,106,181
2007	837,018
2008	500,471
2009	35,067

$3,857,524

        Minimum future purchase agreement payments under non-cancelable purchase agreements as of December 31, 2004, for each of the next five years and in aggregate are:

For the years ending December 31,	Amount
2005	$1,326,694
2006	1,268,444
2007	1,235,444
2008	1,245,444
2009	1,164,644
Subsequent to 2009	417,935

$6,658,605

        The Company is the lessee of batch plants, vehicles and equipment under capital leases expiring in various years through 2008. The assets and liabilities under a capital lease are initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Each asset is depreciated over its expected useful life or the lease term whichever is lower. Depreciation on the assets under capital leases charged to expense in 2004, 2003 and 2002 was $163,527, $268,490 and $268,490. At December 31, 2004 and 2003, property and equipment included $1,224,395 and $2,314,215, net of accumulated depreciation, of batch plants and equipment under capital leases.

        Minimum future lease payments under capital leases as of December 31, 2004 for each of the next four years and in aggregate are:

For the years ended December 31,	Amount
2005	$500,625
2006	500,625
2007	255,381
2008	4,678

Total minimum lease payment	1,261,309
Less: amount representing interest	(96,525)

Present value of net minimum lease payment	1,164,784
Less: current portion	(440,866)

$723,918

        Interest rates on capitalized leases vary from 5.79% to 6.25% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return.

        All of the Company's assets are pledged as collateral for the surety bonds and certain debt of Meadow Valley Contractors, Inc. ("Meadow Valley"). Should Meadow Valley's assets be insufficient to satisfy these obligations, then the Company's assets could be foreclosed upon in order to satisfy Meadow Valley's obligations. Based on current facts and circumstances, management believes that the likelihood of any default by Meadow Valley Contractors, Inc. is remote.

        The Company may be a party to legal proceedings in the ordinary course of its business. The Company believes that the nature of these proceedings (which generally relate to disputes between the Company and its customers regarding payment for materials supplied and matters related to labor relations) are typical for a material supply company of its size and scope, and no other pending proceedings are material to its financial condition.

  Legal proceedings:

        Meadow Valley Corporation's subsidiary, Meadow Valley Contractors, Inc., has been named in two civil actions filed in Nevada District Court, Clark County, Nevada as a result of a fatal traffic accident involving a truck driven by one of the Company's employees. The first complaint, Case No. A485620, was filed on April 14, 2004 and is a civil action titled Shotzie Thomas, individually and as Administratrix of the Estate of Emberly Thomas, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas and Does I-X and Roes I-X. The second complaint, Case No. A490720, was filed August 19, 2004 and is a civil action titled Arthur M. Hoolmalu, individually and as Special Administrator of the Estate of Tulare M. Adams, deceased, and Sandra K. Adams and Michael Adams, dependent parents, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas, American Family Insurance Company and Does I-X and Roes I-X. The complaint seeks damages from Meadow Valley for losses suffered by the plaintiffs as a result of the accident. Although we are not named directly in the civil action, we could be added as a party defendant in the future. The Company believes that the actions do not have merit and if they were deemed to have merit, any damages awarded would be less than the insurance limits of the Company. However, there can be no assurances that a judgment will be within the Company's insurance coverage.

12. Statement of Cash Flows:

  Non-Cash Investing and Financing Activities:

        The Company recognized investing and financing activities that affected assets and liabilities, but did not result in cash receipts or payments. These non-cash activities are as follows:

        During the years ended December 31, 2004, 2003 and 2002, the Company financed the purchase of equipment in the amounts of $5,061,676, $47,908 and $1,655,113.

        During the year ended December 31, 2004, the Company refinanced a capital lease obligation in the amount of $1,131,515.

        During the year ended December 31, 2004, the Company acquired equipment at book value of $309,929, from an affiliate and assumed a debt obligation in the amount of $371,846. The difference of $61,917 was applied as a reduction to the payable due to affiliate.

13. Significant Customers:

        For the years ended December 31, 2004, 2003 and 2002, the Company recognized a significant portion of its revenue from the following customers (shown as an approximate percentage of total revenue):

	For the years ended December 31,
	2004	2003	2002
Customer A	15.4%	5.5%	—
Customer B	—	1.2%	13.0%
Customer C	—	5.4%	13.0%

        At December 31, 2004, and 2003 amounts due from the aforementioned customers included in accounts receivable, are as follows:

	December 31,
	2004	2003
Customer A	$490,705	$411,653
Customer B	—	—
Customer C	52,800	295,874

14. Employee Benefit Plan:

        The Company maintains a 401(k) profit sharing plan allowing substantially all employees to participate. Under the terms of the Plan, the employees may elect to contribute a portion of their salary to the Plan. The matching contributions by the Company are at the discretion of the Board of Directors, and are subject to certain limitations. For the years ended December 31, 2004, 2003 and 2002, the Company contributed $123,124, $110,843 and $10,808 to the Plan.

15. Basic and Diluted Earnings per Share:

        The Company's basic and diluted net income per common share at December 31, 2004, 2003 and 2002 were computed by dividing net income for the periods by 2,025,000, the basic and diluted number of common shares outstanding during the periods.

16. Stock Split Amendment:

        The accompanying financial statements have previously been issued utilizing a 600 for one stock split. The financial statements herein have been restated to give affect to the rescission of that stock split and the authorization of an 810 to one stock split, which was approved by the board of directors on June 15, 2005. The financial statements give retroactive affect to the 810 for one stock split for all periods presented.

17. Quarterly Financial Data (Unaudited):

	March 31,	June 30,	September 30,	December 31,
2004
Revenue	$13,594,641	$14,856,075	$16,307,321	$14,377,621
Gross profit	1,352,415	1,501,799	2,022,168	1,750,340
Income from operations	755,932	909,538	1,412,937	976,265
Net income	451,152	521,037	828,077	639,701
Basic net income per common share	$0.22	$0.26	$0.41	$0.31
Diluted net income per common share	$0.22	$0.26	$0.41	$0.31
Basic weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000
Diluted weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000
2003
Revenue	$9,949,051	$12,114,104	$11,027,723	$11,037,187
Gross profit	856,851	1,354,640	900,367	995,441
Income from operations	319,832	708,623	86,068	505,380
Net income	175,252	405,003	173,979	286,076
Basic net income per common share	$0.09	$0.20	$0.08	$0.14
Diluted net income per common share	$0.09	$0.20	$0.08	$0.14
Basic weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000
Diluted weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000
2002
Revenue	$8,376,086	$10,752,683	$9,410,254	$10,310,395
Gross profit	816,356	975,250	980,341	1,117,628
Income from operations	344,655	484,103	518,157	527,259
Net income	197,049	282,391	306,736	466,126
Basic net income per common share	$0.10	$0.14	$0.15	$0.23
Diluted net income per common share	$0.10	$0.14	$0.15	$0.23
Basic weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000
Diluted weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED BALANCE SHEETS

	June 30, 2005	December 31, 2004
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$1,164,722	$1,424,629
Accounts receivable, net	6,919,950	6,524,504
Inventory	741,422	604,558
Prepaid expenses and other	1,077,708	793,017
Deferred tax asset	28,191	555,472

Total current assets	9,931,993	9,902,180
Property, equipment and land, net	12,604,707	12,503,497
Mineral rights and pit development	39,612	—
Refundable deposits	34,884	8,108

Total assets	$22,611,196	$22,413,785

Liabilities and Stockholder's Equity:
Current liabilities:
Accounts payable	$3,795,810	$4,043,550
Accrued liabilities	1,429,278	1,246,059
Notes payable	2,425,851	2,550,884
Obligations under capital leases	454,702	440,866
Due to affiliate	1,764,047	1,379,326
Intercompany income tax allocation payable	1,298,367	1,298,367

Total current liabilities	11,168,055	10,959,052
Notes payable, less current portion	3,908,580	4,626,698
Obligations under capital leases, less current portion	493,055	723,918
Deferred tax liability	1,759,826	1,759,826

Total liabilities	17,329,516	18,069,494

Commitments and contingencies
Stockholder's equity:
Preferred stock—$.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock—$.001 par value; 15,000,000 shares authorized, 2,025,000 shares issued and outstanding	2,025	2,025
Additional paid-in capital	497,975	497,975
Retained earnings	4,781,680	3,844,291

Total stockholder's equity	5,281,680	4,344,291

Total liabilities and stockholder's equity	$22,611,196	$22,413,785

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004
Revenue
Revenue	$31,257,566	$28,438,221	$17,283,715	$14,847,593
Revenue—related parties	559,872	12,495	202,226	8,482

Total revenue	31,817,438	28,450,716	17,485,941	14,856,075
Cost of revenue	28,666,170	25,596,502	15,416,723	13,354,276

Gross profit	3,151,268	2,854,214	2,069,218	1,501,799
General and administrative expenses	1,582,267	1,188,744	869,406	592,261

Income from operations	1,569,001	1,665,470	1,199,812	909,538

Other income (expense):
Interest income	14,250	24,455	7,891	21,931
Interest expense	(130,870)	(137,718)	(62,784)	(98,640)
Other income	12,289	3,296	9,449	831

	(104,331)	(109,967)	(45,444)	(75,878)

Income before income taxes	1,464,670	1,555,503	1,154,368	833,660
Income tax expense	(527,281)	(583,314)	(415,572)	(312,623)

Net income	$937,389	$972,189	$738,796	$521,037

Basic and diluted net income per common share	$.46	$.48	$.36	$.26

Basic and diluted weighted average common shares outstanding	2,025,000	2,025,000	2,025,000	2,025,000

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2005	2004
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Cash received from customers	$31,348,467	$28,774,290
Cash paid to suppliers and employees	(29,524,052)	(26,500,267)
Interest received	14,250	24,455
Interest paid	(130,870)	(137,718)

Net cash provided by operating activities	1,707,795	2,160,760

Cash flows from investing activities:
Purchase of property and equipment	(777,295)	(540,366)
Proceeds from sale of property and equipment	—	60,000
Increase in mineral rights and pit development	(39,612)	—

Net cash used in investing activities	(816,907)	(480,366)

Cash flows from financing activities:
Received from due to affiliate	384,721	917,207
Proceeds from notes payable	—	68,570
Repayment of notes payable	(1,318,489)	(795,690)
Repayment of capital lease obligations	(217,027)	(313,615)

Net cash used in financing activities	(1,150,795)	(123,528)

Net increase (decrease) in cash and cash equivalents	(259,907)	1,556,866
Cash and cash equivalents at beginning of period	1,424,629	300,667

Cash and cash equivalents at end of period	$1,164,722	$1,857,533

Reconciliation of net income to net cash provided by operating activities:
Net income	$937,389	$972,189
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,151,423	672,926
Loss on sale of property and equipment	—	2,134
Deferred income taxes, net	527,281	583,314
Provision for doubtful accounts	85,814	(193,985)
Changes in operating assets and liabilities:
Accounts receivable	(481,260)	318,144
Prepaid expenses and other	(284,691)	(152,810)
Inventory	(136,864)	90,372
Refundable deposits	(26,776)	42,830
Accounts payable	(247,740)	(217,924)
Accrued liabilities	183,219	43,570

Net cash provided by operating activities	$1,707,795	$2,160,760

The Accompanying Notes are an Integral Part of the Condensed Financial Statements.

READY MIX, INC.

(a wholly-owned subsidiary of Meadow Valley Corporation)

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. Summary of Significant Accounting Policies:

  Presentation of Interim Information

        The condensed financial statements included herein have been prepared by Ready Mix, Inc. (a wholly-owned subsidiary of Meadow Valley Corporation "Meadow Valley") ("we", "us", "our" or "Company") without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, as permitted by the SEC, although we believe the disclosures, which are made are adequate to make the information presented not misleading. Further, the condensed financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly our financial position at June 30, 2005 and 2004, and the results of our operations and cash flows for the periods presented. The December 31, 2004 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        Interim results are subject to significant seasonal variations and the results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

  Nature of the Corporation:

        Ready Mix, Inc. (the "Company"), was organized under the laws of the State of Nevada on June 21, 1996. The principal business purpose of the Company is to manufacture and distribute ready mix concrete. The Company targets prospective customers such as concrete subcontractors, prime contractors, homebuilders, commercial and industrial property developers and homeowners in the states of Nevada and Arizona. The Company began operations in March 1997 and is wholly owned by Meadow Valley Corporation (the "Parent").

        All costs related to the Parent and centrally incurred costs are allocated to Ready Mix, Inc. and another wholly owned subsidiary of the Parent, Meadow Valley Contractors, Inc. In January 2005, Ready Mix, Inc. agreed to an Administrative Services Agreement in which Meadow Valley provides various administrative and management services for $22,000 per month.

  Earnings per Share:

        Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") provides for the calculation of Basic and Diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

        On June 15, 2005, the Board of Directors authorized an increase in the number of common stock shares the Company could issue to 15,000,000 and an 810 for one stock split, thereby increasing the number of issued and outstanding shares to 2,025,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for June 30, 2005 and 2004 have been restated to reflect the 810 for one stock split.

        On January 28, 2005, the Board of Directors authorized a change in the par value of the Company's common stock from a no par value to a $.001 par value. All references in the accompanying financial statements to the par value and any additional paid in capital in excess of par value for June 30, 2005 and 2004 have been restated to reflect the change in par value.

        On January 28, 2005, the Board of Directors granted the Company the ability to issue 5,000,000 shares of preferred stock, $.001 par value. All references in the accompanying financial statements to the preferred stock for June 30, 2005 and 2004 have been restated to reflect the ability to issue 5,000,000 shares of preferred stock.

  Stock Option Expense:

        In January 2005, the Company adopted the 2005 Equity Incentive Plan providing for the granting of both qualified incentive stock options and non-qualified stock options. The Company has reserved 675,000 shares of its common stock for issuance under the Plan. Granting of the options is at the discretion of the Board of Directors and may be awarded to officers, directors, employees and consultants. Consultants may receive only non-qualified stock options. The maximum term of the stock options is 5 years and the amount of underlying stock granted under each stock option agreement that may be exercised is as follows: 33.3% after one year of continuous service, 66.6% after two years of continuous service and 100% after three years of continuous service. The exercise price of stock under each option is equal to the market price of the Company's common stock on the date of grant.

        All stock options issued have an exercise price per share of stock that is not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company's financial statements for the six months ended June 30, 2005 and 2004. On January 28, 2005, the Company's board of directors authorized the issuance of 232,875 options exercisable at a price, comparable to the offering price. As of June 30, 2005, none of the options are currently exercisable. The options have a remaining life of approximately 4.58 years. If the compensation cost for stock-based compensation had been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share for the six months ended June 30, 2005 and 2004 would have been reduced to the pro forma amounts set forth below:

	Six Months Ended June 30,
	2005	2004
Net income, as reported	$937,389	$972,189
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	48,438	—

Pro forma net income	$888,951	$972,189

Basic net income per common share
As Reported	$0.46	$0.48
Pro forma	0.44	$0.48
Diluted net income per common share
As Reported	$0.46	$0.48
Pro forma	0.44	0.48

        The fair value of option grants is estimated as of the date of the grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2005: expected life of options of 3 years, expected volatility of 21.4%, risk-free interest rates of 5%, and a 0% dividend yield. The weighted average fair value at date of grant for options granted during 2005 was $1.95. The stock-based compensation expense, net of tax, is deemed to be incurred equally over each accounting period of the three year vesting schedule of the options.

2. Statement of Cash Flows:

  Non-Cash Investing and Financing Activities:

        The Company recognized investing and financing activities that affected assets and liabilities, but did not result in cash receipts or payments. These non-cash activities are as follows:

        During the six months ended June 30, 2005 and 2004, the Company financed the purchase of property and equipment in the amounts of $475,337 and $2,853,903, respectively.

3. Notes Payable:

        Notes payable consists of the following:

	June 30, 2005	December 31, 2004
Note payable, variable interest rate was 6.25% at June 30, 2005, with monthly principal payments of $4,121, due March 11, 2006, collateralized by equipment	$37,089	$61,815
6.65% note payable, with monthly payments of $25,515, due January 18, 2005, collateralized by equipment	—	25,374
6.90% note payable, with monthly payments of $10,238, due March 1, 2005, collateralized by equipment	—	20,301
7.58% note payable, with monthly payments of $2,641, due July 11, 2005 collateralized by equipment	2,217	17,637
6.65% note payable, with monthly payments of $723, due July 9, 2006, collateralized by equipment	8,372	12,355
5.99% note payable, with monthly payments of $471, due September 28, 2008, collateralized by a vehicle	16,665	18,954
Note payable, variable interest rate was 7.50% at June 30, 2005, with equal principal payments of $61,458 plus interest, due December 31, 2007, collateralized by all assets of the Company	1,834,483	2,203,233
Non-interest bearing note payable, with monthly payments of $390, due February 12, 2007, collateralized by equipment	7,799	10,138
5.31% note payable, with monthly payments of $1,730, due March 22, 2009,collateralized by vehicles	70,460	78,841
5.31% note payable, with monthly payments of $788, due April 8, 2009, collateralized by a vehicle	32,077	35,892
6.21% note payable, with monthly payments of $4,921 and a principal payment of $443,902, due April 16, 2009, collateralized by land	546,691	559,069

	$2,555,853	$3,043,609

        Notes payable consists of the following (Continued):

	June 30, 2005	December 31, 2004
Total from previous page	$2,555,853	$3,043,609
6.34% note payable, with monthly payments of $3,450 and a principal payment of $309,412, due April 16, 2009, collateralized by land	380,333	388,858
5.90% note payable, with monthly principal payments of $1,905 plus interest, due May 24, 2007, collateralized by equipment	43,809	55,237
5.22% note payable, with monthly payments of $10,398 due May 25, 2008, collateralized by equipment	336,914	389,699
5.75% note payable, with monthly payments of $59,149, due April 20, 2006, collateralized by equipment	576,200	908,928
7.05% note payable, with monthly payments of $2,930 and a principal payment of $254,742, due August 27, 2009, collateralized by land	314,224	320,639
8.55% note payable, with monthly payments of $22,071, due February 27, 2006, collateralized by vehicles	171,044	293,104
5.90% note payable, with monthly payments of $593, due December 15, 2009, collateralized by vehicles	28,073	30,684
6.60% note payable, with monthly payments of $30,812, due December 15, 2007, collateralized by equipment	849,989	1,003,838
6.60% note payable, with monthly payments of $22,806, due December 29, 2007, collateralized by equipment	629,115	742,986
5.90% notes payable, with combined monthly payments of $5,322, due dates ranging from January 31, 2010 to March 11, 2010, collateralized by vehicles	257,818	—
7.25% note payable, with monthly payments of $4,153, due May 4, 2009, collateralized by equipment	191,059	—

	6,334,431	7,177,582
Less: current portion	(2,425,851)	(2,550,884)

	$3,908,580	$4,626,698

        Following are maturities of the above long-term debt for each of the next five years:

2006	$2,425,851
2007	1,680,459
2008	998,302
2009	933,023
2010	296,796

$6,334,431

4. Commitments and Contingencies:

        During the six months ended June 30, 2005, the Company leased various pieces of equipment and vehicles, with a combined monthly payment of $66,793. Minimum future rental payments under the non-cancelable operating leases as of June 30, 2005 and for each of the next five years are:

2006	$785,536
2007	705,636
2008	705,636
2009	705,636
2010	433,044

$3,335,488

        During the six months ended June 30, 2005, the Company entered into three-year employment agreements with each of two of its key officers that provide for an annual salary and various other benefits and incentives. As of June 30, 2005 the total commitments, excluding benefits and incentives, amount to $612,250.

        The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of June 30, 2005.

  Legal proceedings

        Meadow Valley Corporation's subsidiary, Meadow Valley Contractors, Inc., has been named in two civil actions filed in Nevada District Court, Clark County, Nevada as a result of a fatal traffic accident involving a truck driven by one our employees. The first complaint, Case No. A485620, was filed on April 14, 2004 and is a civil action titled Shotzie Thomas, individually and as Administratrix of the Estate of Emberly Thomas, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas and Does I-X and Roes I-X. The second complaint, Case No. A490720, was filed August 19, 2004 and is a civil action titled Arthur M. Hoolmalu, individually and as Special Administrator of the Estate of Tulare M. Adams, deceased, and Sandra K. Adams and Michael Adams, dependent parents, vs. Duward Leslie Vernon, Meadow Valley Contractors, Inc. d/b/a Meadow Valley Contractors, Lawrence M. Thomas, American Family Insurance Company and Does I-X and Roes I-X. The complaint seeks damages from MVCI for losses suffered by the plaintiffs as a result of the accident. In March 2005, the estate of Emberly Thomas settled for an undisclosed amount which was paid by Meadow Valley's insurance company. Meadow Valley intends to vigorously defend the remaining action, but since the remaining complaint seeks damages in excess of our insurance coverage, there can be no assurance that a judgment, if any, against us will be within our insurance coverage. Although we are not named directly or indirectly in the civil action, we could be added as a party defendant in the future.

5. Subsequent Events:

        During July 2005, the Company purchased rights to a material purchase contract and mining water rights in the northwest Las Vegas area in the amount of $2,250,000 and financed $1,800,000 with a note payable obligation. The note payable obligation has an interest rate of prime plus one and one-half percent with a monthly principal payment of $21,429 plus interest and is due July 29, 2012.

Ready Mix, Inc.

1,550,000
Shares of Common Stock

PROSPECTUS

Ladenburg Thalmann & Co. Inc.        Wunderlich Securities, Inc.

August 23, 2005